Registration No. 333-214379
                                                    1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 6470

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                            Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 9, 2017 at 2:00 p.m. pursuant to Rule 487.



                      Dow(R) Target 5 1Q '17 - Term 4/9/18
                    Dow(R) Target Dvd. 1Q '17 - Term 4/9/18
                    Global Target 15 1Q '17 - Term 4/9/18
                      S&P Target 24 1Q '17 - Term 4/9/18
                   S&P Target SMid 60 1Q '17 - Term 4/9/18
                   Target Divsd. Dvd. 1Q '17 - Term 4/9/18
                    Target Dbl. Play 1Q '17 - Term 4/9/18
                     Target Focus 4 1Q '17 - Term 4/9/18
               Target Global Dvd. Leaders 1Q '17 - Term 4/9/18
                      Target Growth 1Q '17 - Term 4/9/18
                      Target Triad 1Q '17 - Term 4/9/18
                       Target VIP 1Q '17 - Term 4/9/18
                  Value Line(R) Target 25 1Q '17 - Term 4/9/18

                                   FT 6470


FT 6470 is a series of a unit investment trust, the FT Series. FT 6470 consists of 13 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.


THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 FIRST TRUST(R)

                                  800-621-1675


                The date of this prospectus is January 9, 2017

                               Table of Contents

Summary of Essential Information                                      3
Fee Table                                                             9
Report of Independent Registered Public Accounting Firm              13
Statements of Net Assets                                             14
Schedules of Investments                                             20
The FT Series                                                        46
Portfolios                                                           47
Risk Factors                                                         55
Hypothetical Performance Information                                 61
Public Offering                                                      66
Distribution of Units                                                69
The Sponsor's Profits                                                70
The Secondary Market                                                 70
How We Purchase Units                                                70
Expenses and Charges                                                 71
Tax Status                                                           71
Retirement Plans                                                     78
Rights of Unit Holders                                               78
Income and Capital Distributions                                     79
Redeeming Your Units                                                 80
Investing in a New Trust                                             81
Removing Securities from a Trust                                     82
Amending or Terminating the Indenture                                82
Information on the Sponsor, Trustee and Evaluator                    83
Other Information                                                    84

                 Summary of Essential Information (Unaudited)

                                   FT 6470



                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                      The Dow(R)           The Dow(R)           Global
                                                                      Target 5             Target Dividend      Target 15
                                                                      Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                      Quarter 2017 Series  Quarter 2017 Series  Quarter 2017 Series
                                                                       ___________________  ___________________  ___________________
Initial Number of Units (1)                                                     15,116               17,780               17,908
Fractional Undivided Interest in the Trust per Unit (1)                       1/15,116             1/17,780             1/17,908
Public Offering Price:
Public Offering Price per Unit (2)                                         $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                        (.100)               (.100)               (.100)
                                                                           ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                   9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                       (.145)               (.145)               (.145)
                                                                           ___________          ___________          ___________
Redemption Price per Unit (5)                                                    9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                            (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                         (.034)               (.028)               (.039)
                                                                           ___________          ___________          ___________
Net Asset Value per Unit                                                   $     9.671          $     9.677          $     9.666
                                                                           ===========          ===========          ===========

Tax Status (6)                                                            Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                                   Monthly              Monthly              Monthly
Initial Distribution Date (7)                                           February 25, 2017    February 25, 2017    February 25, 2017
Estimated Net Annual Distribution per Unit (8)                             $     .3273          $     .3546          $     .4192
Cash CUSIP Number                                                           30302B 206           30302B 248           30302B 289
Reinvestment CUSIP Number                                                   30302B 214           30302B 255           30302B 297
Fee Account Cash CUSIP Number                                               30302B 222           30302B 263           30302B 305
Fee Account Reinvestment CUSIP Number                                       30302B 230           30302B 271           30302B 313
Pricing Line Product Code                                                       109306               109199               109310
Ticker Symbol                                                                   FOUTJX               FBMRLX               FHGUAX

First Settlement Date                                          January 12, 2017
Mandatory Termination Date (9)                                 April 9, 2018

____________

See "Notes to Summary of Essential Information" on page 8.

                 Summary of Essential Information (Unaudited)

                                   FT 6470


                      At the Opening of Business on the
                   Initial Date of Deposit-January 9, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                     S&P                  S&P                  Target
                                                                     Target 24            Target SMid 60       Diversified Dividend
                                                                     Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                     Quarter 2017 Series  Quarter 2017 Series  Quarter 2017 Series
                                                                     ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 13,498               16,833               14,483
Fractional Undivided Interest in the Trust per Unit (1)                   1/13,498             1/16,833             1/14,483
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.100)               (.100)               (.100)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)               9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                   (.145)               (.145)               (.145)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                        (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.045)               (.036)               (.020)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.660          $     9.669          $     9.685
                                                                       ===========          ===========          ===========

Tax Status (6)                                                        Grantor Trust             RIC                  RIC
Distribution Frequency (7)                                               Monthly           Semi-Annually           Monthly
Initial Distribution Date (7)                                       February 25,2017       June 25, 2017      February 25, 2017
Estimated Net Annual Distribution per Unit (8)                         $     .1526          $     .1153          $     .3852
Cash CUSIP Number                                                       30302B 321           30302B 529           30302B 362
Reinvestment CUSIP Number                                               30302B 339           30302B 537           30302B 370
Fee Account Cash CUSIP Number                                           30302B 347           30302B 545           30302B 388
Fee Account Reinvestment CUSIP Number                                   30302B 354           30302B 552           30302B 396
Pricing Line Product Code                                                   109314               109326               109318
Ticker Symbol                                                               FJIBFX               FLZGNX               FWRTVX

First Settlement Date                                          January 12, 2017
Mandatory Termination Date (9)                                 April 9, 2018

____________

See "Notes to Summary of Essential Information" on page 8.

                  Summary of Essential Information (Unaudited)

                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                                                                 Target Global
                                                                       Target Double Play   Target Focus Four    Dividend Leaders
                                                                       Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                       Quarter 2017 Series  Quarter 2017 Series  Quarter 2017 Series
                                                                       ___________________  ___________________  ___________________
Initial Number of Units (1)                                                     17,440               24,012               15,233
Fractional Undivided Interest in the Trust per Unit (1)                       1/17,440             1/24,012             1/15,233
Public Offering Price:
Public Offering Price per Unit (2)                                         $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                        (.100)               (.100)               (.100)
                                                                           ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                   9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                       (.145)               (.145)               (.145)
                                                                           ___________          ___________          ___________
Redemption Price per Unit (5)                                                    9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                            (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                         (.047)               (.029)               (.012)
                                                                           ___________          ___________          ___________
Net Asset Value per Unit                                                   $     9.658          $     9.676          $     9.693
                                                                           ===========          ===========          ===========
Tax Status (6)                                                                 RIC                 RIC                   RIC
Distribution Frequency (7)                                                   Monthly          Semi-Annually            Monthly
Initial Distribution Date (7)                                           February 25, 2017     June 25, 2017       February 25, 2017
Estimated Net Annual Distribution per Unit (8)                             $     .3171          $     .2518          $     .5331
Cash CUSIP Number                                                           30302B 404           30302B 560           30302B 446
Reinvestment CUSIP Number                                                   30302B 412           30302B 578           30302B 453
Fee Account Cash CUSIP Number                                               30302B 420           30302B 586           30302B 461
Fee Account Reinvestment CUSIP Number                                       30302B 438           30302B 594           30302B 479
Pricing Line Product Code                                                       109322               109330               109232
Ticker Symbol                                                                   FQIESX               FRCMHX               FKQVBX

First Settlement Date                                          January 12, 2017
Mandatory Termination Date (9)                                 April 9, 2018

____________

See "Notes to Summary of Essential Information" on page 8.

                 Summary of Essential Information (Unaudited)

                                   FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                                            Target
                                                                                            Growth               Target Triad
                                                                                            Portfolio, 1st       Portfolio, 1st
                                                                                            Quarter 2017 Series  Quarter 2017 Series
                                                                                            ___________________  ___________________
Initial Number of Units (1)                                                                          16,599               23,375
Fractional Undivided Interest in the Trust per Unit (1)                                            1/16,599             1/23,375
Public Offering Price:
Public Offering Price per Unit (2)                                                              $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                                             (.100)               (.100)
                                                                                                ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                        9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                                            (.145)               (.145)
                                                                                                ___________          ___________
Redemption Price per Unit (5)                                                                         9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                                                 (.050)               (.050)
    Less Organization Costs per Unit (5)                                                              (.038)               (.031)
                                                                                                ___________          ___________
Net Asset Value per Unit                                                                        $     9.667          $     9.674
                                                                                                ===========          ===========
Tax Status (6)                                                                                      RIC                  RIC
Distribution Frequency (7)                                                                     Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                                                  June 25, 2017        June 25, 2017
Estimated Net Annual Distribution per Unit (8)                                                  $     .0887          $     .1955
Cash CUSIP Number                                                                                30302B 602           30302B 644
Reinvestment CUSIP Number                                                                        30302B 610           30302B 651
Fee Account Cash CUSIP Number                                                                    30302B 628           30302B 669
Fee Account Reinvestment CUSIP Number                                                            30302B 636           30302B 677
Pricing Line Product Code                                                                            109334               109338
Ticker Symbol                                                                                        FJABCX               FAIRDX

First Settlement Date                                           January 12, 2017
Mandatory Termination Date (9)                                  April 9, 2018

____________

See "Notes to Summary of Essential Information" on page 8.

                 Summary of Essential Information (Unaudited)

                                   FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                                                                 Value Line(R)
                                                                                            Target VIP           Target 25
                                                                                            Portfolio, 1st       Portfolio, 1st
                                                                                            Quarter 2017 Series  Quarter 2017 Series
                                                                                            ___________________  ___________________
Initial Number of Units (1)                                                                          56,999               15,106
Fractional Undivided Interest in the Trust per Unit (1)                                            1/56,999             1/15,106
Public Offering Price:
Public Offering Price per Unit (2)                                                              $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                                             (.100)               (.100)
                                                                                                ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                        9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                                            (.145)               (.145)
                                                                                                ___________          ___________
Redemption Price per Unit (5)                                                                         9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                                                 (.050)               (.050)
    Less Organization Costs per Unit (5)                                                              (.029)               (.038)
                                                                                                ___________          ___________
Net Asset Value per Unit                                                                        $     9.676          $     9.667
                                                                                                ===========          ===========

Tax Status (6)                                                                                      RIC             Grantor Trust
Distribution Frequency (7)                                                                     Semi-Annually           Monthly
Initial Distribution Date (7)                                                                  June 25, 2017      February 25, 2017
Estimated Net Annual Distribution per Unit (8)                                                  $     .1962              $ .2829
Cash CUSIP Number                                                                                30302B 685           30302B 487
Reinvestment CUSIP Number                                                                        30302B 693           30302B 495
Fee Account Cash CUSIP Number                                                                    30302B 701           30302B 503
Fee Account Reinvestment CUSIP Number                                                            30302B 719           30302B 511
Pricing Line Product Code                                                                            109111               109203
Ticker Symbol                                                                                        FHTKPX               FJUIRX

First Settlement Date                                           January 12, 2017
Mandatory Termination Date (9)                                  April 9, 2018

____________

See "Notes to Summary of Essential Information" on page 8.


Page 7


                   NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on January 10, 2017, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table," "Risk Factors" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."

                            Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                       The Dow(R)
                                                           Target 5 Portfolio            Target Dividend Portfolio
                                                         1st Quarter 2017 Series          1st Quarter 2017 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .340%(d)     $.0340               .280%(d)      $.0280
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees                .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .114%(f)     $.0114               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .174%        $.0174               .174%         $.0174
                                                        =====        ======               =====         ======

                                                                 Global                        S&P Target 24
                                                           Target 15 Portfolio                   Portfolio
                                                         1st Quarter 2017 Series          1st Quarter 2017 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .390%(d)     $.0390               .450%(d)      $.0450
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees                .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .283%(f)     $.0283               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .343%        $.0343               .174%         $.0174
                                                        =====        ======               =====         ======

                                                     S&P Target SMid 60          Target Diversified          Target Double Play
                                                          Portfolio              Dividend Portfolio               Portfolio
                                                   1st Quarter 2017 Series     1st Quarter 2017 Series     1st Quarter 2017 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .360%(d)     $.0360         .200%(d)     $.0200         .470%(d)     $.0470
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees           .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                      Target Focus Four        Target Global Dividend           Target Growth
                                                          Portfolio               Leaders Portfolio               Portfolio
                                                   1st Quarter 2017 Series     1st Quarter 2017 Series     1st Quarter 2017 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .120%(d)     $.0120         .380%(d)     $.0380
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees           .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                        Target Triad                 Target VIP                 Value Line(R)
                                                          Portfolio                   Portfolio              Target 25 Portfolio
                                                   1st Quarter 2017 Series     1st Quarter 2017 Series     1st Quarter 2017 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .310%(d)     $.0310         .290%(d)     $.0290         .380%(d)     $.0380
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees           .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .196%(f)     $.0196         .114%(f)     $.0114
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .256%        $.0256         .174%        $.0174
                                                   =====        ======         =====        ======         =====        ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                               1 Year     3 Years    5 Years    10 Years
                                                                               ______     _______    _______    ________
The Dow(R) Target 5 Portfolio, 1st Quarter 2017 Series                         $346       $853       $1,135      $2,332
The Dow(R) Target Dividend Portfolio, 1st Quarter 2017 Series                   340        835        1,111       2,283
Global Target 15 Portfolio, 1st Quarter 2017 Series                             368        918        1,240       2,545
S&P Target 24 Portfolio, 1st Quarter 2017 Series                                357        886        1,179       2,420
S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series                           350        863        1,150       2,361
Target Diversified Dividend Portfolio, 1st Quarter 2017 Series                  334        815        1,086       2,232
Target Double Play Portfolio, 1st Quarter 2017 Series                           361        896        1,193       2,450
Target Focus Four Portfolio, 1st Quarter 2017 Series                            343        842        1,122       2,305
Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series               326        791        1,054       2,166
Target Growth Portfolio, 1st Quarter 2017 Series                                352        869        1,158       2,378
Target Triad Portfolio, 1st Quarter 2017 Series                                 345        848        1,130       2,321
Target VIP Portfolio, 1st Quarter 2017 Series                                   350        863        1,157       2,376
Value Line(R) Target 25 Portfolio, 1st Quarter 2017 Series                      350        865        1,151       2,364

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2017.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                            Report of Independent
                      Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 6470

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 6470, comprising Dow(R) Target 5 1Q '17 - Term 4/9/18 (The Dow(R) Target 5 Portfolio, 1st Quarter 2017 Series); Dow(R)
Target Dvd. 1Q '17 - Term 4/9/18 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2017 Series); Global Target 15 1Q '17 - Term 4/9/18 (Global Target 15 Portfolio, 1st Quarter 2017 Series); S&P Target 24 1Q '17 - Term 4/9/18 (S&P Target 24 Portfolio, 1st Quarter 2017 Series); S&P Target SMid 60 1Q '17 - Term 4/9/18 (S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series); Target Divsd. Dvd. 1Q '17 - Term 4/9/18 (Target Diversified Dividend Portfolio, 1st Quarter 2017 Series); Target Dbl. Play 1Q '17 - Term 4/9/18 (Target Double Play Portfolio, 1st Quarter 2017 Series); Target Focus 4 1Q '17 - Term 4/9/18 (Target Focus Four Portfolio, 1st Quarter 2017 Series); Target Global Dvd. Leaders 1Q '17 - Term 4/9/18 (Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series); Target Growth 1Q '17 - Term 4/9/18 (Target Growth Portfolio, 1st Quarter 2017 Series); Target Triad 1Q '17 - Term 4/9/18 (Target Triad Portfolio, 1st Quarter 2017 Series); Target VIP 1Q '17 - Term 4/9/18 (Target VIP Portfolio, 1st Quarter 2017 Series); and Value Line(R) Target 25 1Q '17 - Term 4/9/18 (Value Line(R) Target 25 Portfolio, 1st Quarter 2017 Series) (collectively, the "Trusts"), as of the opening of business on January 9, 2017 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on January 9, 2017, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the Trusts constituting FT 6470, as of the opening of business on January 9, 2017 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 9, 2017

                            Statements of Net Assets

                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                     The Dow(R)            The Dow(R) Target     Global Target 15
                                                                     Target 5 Portfolio    Dividend Portfolio    Portfolio
                                                                     1st Quarter           1st Quarter           1st Quarter
                                                                     2017 Series           2017 Series           2017 Series
                                                                     __________________    __________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $149,649              $176,022              $177,284
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (514)                 (498)                 (698)
Less liability for deferred sales charge (4)                           (2,192)               (2,578)               (2,597)
Less liability for creation and development fee (5)                      (756)                 (889)                 (895)
                                                                     ________              ________              ________
Net assets                                                           $146,187              $172,057              $173,094
                                                                     ========              ========              ========
Units outstanding                                                      15,116                17,780                17,908
Net asset value per Unit (6)                                         $  9.671              $  9.677              $  9.666

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $151,160              $177,800              $179,075
Less maximum sales charge (7)                                          (4,459)               (5,245)               (5,283)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (514)                 (498)                 (698)
                                                                     ________              ________              ________
Net assets                                                           $146,187              $172,057              $173,094
                                                                     ========              ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                                                                     S&P                   S&P
                                                                     Target 24             Target SMid 60        Target Diversified
                                                                     Portfolio             Portfolio             Dividend Portfolio
                                                                     1st Quarter           1st Quarter           1st Quarter
                                                                     2017 Series           2017 Series           2017 Series
                                                                     ___________           ______________        __________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $133,628              $166,648              $143,385
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (607)                 (606)                 (290)
Less liability for deferred sales charge (4)                           (1,957)               (2,441)               (2,100)
Less liability for creation and development fee (5)                      (675)                 (842)                 (724)
                                                                     ________              ________              ________
Net assets                                                           $130,389              $162,759              $140,271
                                                                     ========              ========              ========
Units outstanding                                                      13,498                16,833                14,483
Net asset value per Unit (6)                                         $  9.660              $  9.669              $  9.685

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $134,978              $168,331              $144,833
Less maximum sales charge (7)                                          (3,982)               (4,966)               (4,272)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (607)                 (606)                 (290)
                                                                     ________              ________              ________
Net assets                                                           $130,389              $162,759              $140,271
                                                                     ========              ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                                                                     Target                                      Target Global
                                                                     Double Play           Target Focus Four     Dividend Leaders
                                                                     Portfolio             Portfolio             Portfolio
                                                                     1st Quarter           1st Quarter           1st Quarter
                                                                     2017 Series           2017 Series           2017 Series
                                                                     ___________           _________________     ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $172,658              $237,718              $150,807
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (820)                 (696)                 (183)
Less liability for deferred sales charge (4)                           (2,529)               (3,482)               (2,209)
Less liability for creation and development fee (5)                      (872)               (1,201)                 (762)
                                                                     ________              ________              ________
Net assets                                                           $168,437              $232,339              $147,653
                                                                     ========              ========              ========
Units outstanding                                                      17,440                24,012                15,233
Net asset value per Unit (6)                                         $  9.658              $  9.676              $  9.693

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $174,402              $240,119              $152,330
Less maximum sales charge (7)                                          (5,145)               (7,084)               (4,494)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (820)                 (696)                 (183)
                                                                     ________              ________              ________
Net assets                                                           $168,437              $232,339              $147,653
                                                                     ========              ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                                                                                           Target                Target Triad
                                                                                           Growth Portfolio      Portfolio
                                                                                           1st Quarter           1st Quarter
                                                                                           2017 Series           2017 Series
                                                                                           ________________      ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                           $164,331              $231,414
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                  (631)                 (725)
Less liability for deferred sales charge (4)                                                 (2,407)               (3,389)
Less liability for creation and development fee (5)                                            (830)               (1,169)
                                                                                           ________              ________
Net assets                                                                                 $160,463              $226,131
                                                                                           ========              ========
Units outstanding                                                                            16,599                23,375
Net asset value per Unit (6)                                                               $  9.667              $  9.674

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                      $165,991              $233,752
Less maximum sales charge (7)                                                                (4,897)               (6,896)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                  (631)                 (725)
                                                                                           ________              ________
Net assets                                                                                 $160,463              $226,131
                                                                                           ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                                                                                                                 Value Line(R)
                                                                                           Target VIP            Target 25
                                                                                           Portfolio             Portfolio
                                                                                           1st Quarter           1st Quarter
                                                                                           2017 Series           2017 Series
                                                                                           ___________           _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                           $564,294              $149,552
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                (1,653)                 (574)
Less liability for deferred sales charge (4)                                                 (8,265)               (2,190)
Less liability for creation and development fee (5)                                          (2,850)                 (755)
                                                                                           ________              ________
Net assets                                                                                 $551,526              $146,033
                                                                                           ========              ========
Units outstanding                                                                            56,999                15,106
Net asset value per Unit (6)                                                               $  9.676              $  9.667

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                      $569,994              $151,063
Less maximum sales charge (7)                                                               (16,815)               (4,456)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                (1,653)                 (574)
                                                                                           ________              ________
Net assets                                                                                 $551,526              $146,033
                                                                                           ========              ========
__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of April 9, 2018.

(2) An irrevocable letter of credit for approximately $4,150,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 1st Quarter 2017 Series; The Dow(R) Target Dividend Portfolio, 1st Quarter 2017 Series; Global Target 15 Portfolio, 1st Quarter 2017 Series; S&P Target 24 Portfolio, 1st Quarter 2017 Series; S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series; Target Diversified Dividend Portfolio, 1st Quarter 2017 Series; Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series; Target Growth Portfolio, 1st Quarter 2017 Series; and Value Line(R) Target 25 Portfolio, 1st Quarter 2017 Series; approximately $350,000 has been allocated to Target Double Play Portfolio, 1st Quarter 2017 Series; approximately $500,000 has been allocated to each of Target Focus Four Portfolio, 1st Quarter 2017 Series and Target Triad Portfolio, 1st Quarter 2017 Series; and approximately $1,000,000 has been allocated to Target VIP Portfolio, 1st Quarter 2017 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0120 to $.0470 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2017 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2017. If Unit holders redeem Units before June 20, 2017 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

                              The Dow(R) Target 5
                       Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                               Percentage
                                                               of Aggregate    Number    Market     Cost of          Current
Ticker Symbol and                                              Offering        of        Value per  Securities to    Dividend
Name of Issuer of Securities (1)                               Price           Shares    Share      the Trust (2)    Yield (3)
________________________________                               ____________    ______    _________  _____________    _________
COMMON STOCKS (100%):
Consumer Staples (40%):
KO        The Coca-Cola Company                                    20%           717     $ 41.74    $  29,928         3.35%
PG        The Procter & Gamble Company                             20%           352       85.03       29,930         3.15%
Health Care (20%):
PFE       Pfizer Inc.                                              20%           894       33.48       29,931         3.82%
Information Technology (20%):
CSCO      Cisco Systems, Inc.                                      20%           990       30.23       29,928         3.44%
Telecommunication Services (20%):
VZ        Verizon Communications Inc.                              20%           562       53.26       29,932         4.34%
                                                                  ____                               ________
               Total Investments                                  100%                               $149,649
                                                                  ====                               ========
___________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

         The Dow(R) Target Dividend Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                                                               Percentage
                                                               of Aggregate    Number    Market       Cost of          Current
Ticker Symbol and                                              Offering        of        Value per    Securities to    Dividend
Name of Issuer of Securities (1)                               Price           Shares    Share        the Trust (2)    Yield (3)
________________________________                               ____________    ______    _________    _____________    _________
COMMON STOCKS (100%):
Financials (40%):
BBT       BB&T Corporation                                          5%          187    $  47.04      $  8,797          2.55%
CME       CME Group Inc.                                            5%           75      117.19         8,789          4.82%
FNB       F.N.B. Corporation                                        5%          547       16.09         8,801          2.98%
MCY       Mercury General Corporation                               5%          147       59.85         8,798          4.16%
ORI       Old Republic International Corporation                    5%          459       19.16         8,795          3.91%
PBCT      People's United Financial, Inc.                           5%          453       19.42         8,797          3.50%
TRMK      Trustmark Corporation                                     5%          252       34.91         8,797          2.64%
VLY       Valley National Bancorp                                   5%          757       11.63         8,804          3.78%
Materials (5%):
UFS       Domtar Corporation                                        5%          218       40.30         8,785          4.12%
Telecommunication Services (10%):
T         AT&T Inc.                                                 5%          213       41.32         8,801          4.74%
CTL       CenturyLink, Inc.                                         5%          347       25.38         8,807          8.51%
Utilities (45%):
AVA       Avista Corporation                                        5%          222       39.69         8,811          3.45%
BKH       Black Hills Corporation                                   5%          144       61.22         8,816          2.74%
ETR       Entergy Corporation                                       5%          120       73.24         8,789          4.75%
GXP       Great Plains Energy Incorporated                          5%          314       28.02         8,798          3.93%
NI        NiSource Inc.                                             5%          394       22.36         8,810          2.95%
NWE       NorthWestern Corporation                                  5%          153       57.51         8,799          3.48%
PPL       PPL Corporation                                           5%          255       34.56         8,813          4.40%
WEC       WEC Energy Group, Inc.                                    5%          150       58.78         8,817          3.37%
XEL       Xcel Energy Inc.                                          5%          215       40.92         8,798          3.32%
                                                                  ____                               ________
               Total Investments                                  100%                               $176,022
                                                                  ====                               ========

______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

              Global Target 15 Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                                                                    Percentage                          Cost of
                                                                    of Aggregate  Number    Market      Securities   Current
Ticker Symbol and                                                   Offering      of        Value per   to the       Dividend
Name of Issuer of Securities (1)(5)                                 Price         Shares    Share       Trust (2)    Yield (3)
___________________________________                                 ____________  ______    _________   __________   ________
COMMON STOCKS (100.00%):
China (26.67%):
3988 HK       Bank of China Ltd. #                                     6.67%      26,039    $   0.45    $  11,819       5.56%
3328 HK       Bank of Communications Co., Ltd. (Class H) #             6.67%      15,969        0.74       11,819       5.27%
1398 HK       Industrial and Commercial Bank of China Limited
              (Class H) #                                              6.67%      19,379        0.61       11,819       5.52%
992 HK        Lenovo Group Limited (7) #                               6.66%      18,481        0.64       11,819       5.34%
Hong Kong (6.67%):
494 HK        Li & Fung Limited (7) #                                  6.67%      25,605        0.46       11,819       7.26%
United Kingdom (33.33%):
BT/A LN       BT Group Plc #                                           6.67%       2,503        4.72       11,820       3.75%
ITV LN        ITV Plc #                                                6.66%       4,683        2.52       11,818       8.03%
EMG LN        Man Group Plc #                                          6.67%       7,749        1.53       11,819       5.50%
MKS LN        Marks & Spencer Group Plc #                              6.66%       2,884        4.10       11,819       5.60%
VOD LN        Vodafone Group Plc #                                     6.67%       4,554        2.60       11,820       5.95%
United States (33.33%):
CSCO          Cisco Systems, Inc.                                      6.67%         391       30.23       11,820       3.44%
KO            The Coca-Cola Company                                    6.66%         283       41.74       11,812       3.35%
PFE           Pfizer Inc.                                              6.66%         353       33.48       11,818       3.82%
PG            The Procter & Gamble Company                             6.67%         139       85.03       11,819       3.15%
VZ            Verizon Communications Inc.                              6.67%         222       53.26       11,824       4.34%
                                                                     _______                             ________
                      Total Investments                              100.00%                             $177,284
                                                                     =======                             ========
_____________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

                S&P Target 24 Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                     Percentage
                                                                     of Aggregate      Number    Market       Cost of
Ticker Symbol and                                                    Offering          of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                  Price             Shares    Share        the Trust (2)
___________________________________                                  ____________      ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.60%):
AZO       AutoZone, Inc. *                                              4.15%             7      $  792.91     $   5,550
ORLY      O'Reilly Automotive, Inc. *                                   5.06%            24         281.78         6,763
YUM       Yum! Brands, Inc.                                             4.39%            91          64.42         5,862
Consumer Staples (11.44%):
MO        Altria Group, Inc.                                            8.68%           170          68.23        11,599
CHD       Church & Dwight Co., Inc.                                     0.77%            23          44.87         1,032
SYY       Sysco Corporation                                             1.99%            48          55.38         2,658
Energy (8.14%):
XOM       Exxon Mobil Corporation                                       7.35%           111          88.50         9,824
MPC       Marathon Petroleum Corporation                                0.53%            14          50.37           705
OKE       ONEOK, Inc.                                                   0.26%             6          57.90           347
Financials (15.80%):
ALL       The Allstate Corporation                                      3.11%            56          74.15         4,152
AXP       American Express Company                                      7.85%           139          75.47        10,490
COF       Capital One Financial Corporation                             4.84%            73          88.60         6,468
Health Care (15.06%):
BIIB      Biogen Inc. *                                                11.26%            51         295.00        15,045
IDXX      IDEXX Laboratories, Inc. *                                    1.86%            21         118.36         2,486
MTD       Mettler-Toledo International Inc.+*                           1.94%             6         432.56         2,595
Industrials (11.20%):
MMM       3M Company                                                    8.54%            64         178.23        11,407
AAL       American Airlines Group Inc.                                  1.90%            55          46.21         2,542
EXPD      Expeditors International of Washington, Inc.                  0.76%            19          53.13         1,010
Information Technology (21.43%):
AMAT      Applied Materials, Inc.                                       6.33%           264          32.04         8,459
FFIV      F5 Networks, Inc. *                                           1.73%            16         144.45         2,311
TXN       Texas Instruments Incorporated                               13.37%           241          74.15        17,870
Utilities (3.33%):
CMS       CMS Energy Corporation                                        0.50%            16          42.15           674
NEE       NextEra Energy, Inc.                                          2.40%            27         118.65         3,204
SCG       SCANA Corporation                                             0.43%             8          71.90           575
                                                                      _______                                   ________
               Total Investments                                      100.00%                                   $133,628
                                                                      =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                     Percentage
                                                                     of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                    Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share         the Trust (2)
___________________________________                                  ____________    ______     _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (22.21%):
AAN       Aaron's, Inc.                                                2.22%           120       $  30.86     $  3,703
ASNA      Ascena Retail Group, Inc. *                                  1.11%           309           6.00        1,854
GHC       Graham Holdings Company                                      2.22%             7         528.50        3,699
ILG       ILG Inc.                                                     1.11%           104          17.86        1,857
ISCA      International Speedway Corporation                           2.22%            99          37.40        3,703
NEWM      New Media Investment Group Inc.                              1.11%           116          15.92        1,847
ODP       Office Depot, Inc.                                           2.22%           812           4.56        3,703
RGS       Regis Corporation *                                          1.11%           124          14.90        1,848
SAH       Sonic Automotive, Inc.                                       1.11%            82          22.65        1,857
TIME      Time Inc.                                                    2.22%           199          18.60        3,701
BLD       TopBuild Corp. *                                             1.11%            50          37.01        1,850
TPH       TRI Pointe Group, Inc. *                                     2.23%           321          11.55        3,708
VSTO      Vista Outdoor Inc. *                                         2.22%            97          38.08        3,694
Consumer Staples (2.22%):
DAR       Darling Ingredients Inc. *                                   1.11%           140          13.20        1,848
SENEA     Seneca Foods Corporation *                                   1.11%            47          39.35        1,849
Energy (12.22%):
ATW       Atwood Oceanics, Inc.                                        1.11%           140          13.24        1,854
BBG       Bill Barrett Corporation *                                   1.11%           252           7.36        1,855
ESV       Ensco Plc +                                                  2.22%           317          11.68        3,703
ERA       Era Group Inc. *                                             1.11%           111          16.64        1,847
NBR       Nabors Industries Ltd. +                                     2.23%           204          18.18        3,709
NE        Noble Corporation Plc +                                      2.22%           505           7.33        3,702
RDC       Rowan Companies Plc +*                                       2.22%           187          19.81        3,704
Financials (26.68%):
AHL       Aspen Insurance Holdings Limited +                           2.21%            66          55.80        3,683
CNO       CNO Financial Group, Inc.                                    2.22%           191          19.40        3,705
DCOM      Dime Community Bancshares, Inc.                              1.11%            91          20.40        1,856
EIG       Employers Holdings, Inc.                                     1.12%            47          39.65        1,864
ECPG      Encore Capital Group, Inc. *                                 1.10%            65          28.30        1,839
RE        Everest Re Group, Ltd. +                                     2.23%            17         218.82        3,720
FULT      Fulton Financial Corporation                                 2.22%           197          18.80        3,704
HMST      HomeStreet, Inc. *                                           1.11%            60          30.90        1,854
IBOC      International Bancshares Corporation                         2.22%            92          40.15        3,694
MHLD      Maiden Holdings, Ltd. +                                      1.11%           105          17.60        1,848
OFG       OFG Bancorp                                                  1.11%           142          13.05        1,853

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                     Percentage
                                                                     of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                    Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share       the Trust (2)
___________________________________                                  ____________    ______     _________   _____________
Financials (cont'd.):
RGA      Reinsurance Group of America, Incorporated                    2.25%            30       $ 125.09     $  3,753
TCB      TCF Financial Corporation                                     2.23%           190          19.54        3,713
WRB      W.R. Berkley Corporation                                      2.21%            55          67.07        3,689
WAFD     Washington Federal, Inc.                                      2.23%           109          34.05        3,711
Health Care (2.22%):
HYH      Halyard Health, Inc. *                                        2.22%            98          37.77        3,701
Industrials (14.44%):
ACM      AECOM *                                                       2.22%           100          36.93        3,693
ARCB     ArcBest Corporation                                           1.11%            65          28.40        1,846
ESL      Esterline Technologies Corporation *                          2.23%            42          88.45        3,715
KELYA    Kelly Services, Inc.                                          1.11%            82          22.60        1,853
KLXI     KLX Inc. *                                                    2.23%            81          45.77        3,707
ORN      Orion Group Holdings, Inc. *                                  1.11%           195           9.51        1,854
RBC      Regal Beloit Corporation                                      2.21%            53          69.45        3,681
RRTS     Roadrunner Transportation Systems, Inc. *                     1.11%           172          10.76        1,851
SKYW     SkyWest, Inc.                                                 1.11%            51          36.20        1,846
Information Technology (3.35%):
ARW      Arrow Electronics, Inc. *                                     2.24%            51          73.04        3,725
BCOR     Blucora, Inc. *                                               1.11%           126          14.70        1,852
Materials (4.45%):
FF       FutureFuel Corp.                                              1.12%           135          13.76        1,858
GLT      P. H. Glatfelter Company                                      1.11%            76          24.33        1,849
RS       Reliance Steel & Aluminum Co.                                 2.22%            46          80.33        3,695
Real Estate (8.89%):
CHSP     Chesapeake Lodging Trust (6)                                  1.11%            73          25.30        1,847
DRH      DiamondRock Hospitality Company (6)                           1.11%           164          11.28        1,850
FOR      Forestar Group Inc. *                                         1.11%           140          13.20        1,848
LHO      LaSalle Hotel Properties (6)                                  2.23%           124          29.98        3,718
CLI      Mack-Cali Realty Corporation (6)                              2.22%           128          28.86        3,694
INN      Summit Hotel Properties, Inc. (6)                             1.11%           117          15.85        1,854
Telecommunication Services (1.11%):
SPOK     Spok Holdings, Inc.                                           1.11%            87          21.25        1,849
Utilities (2.21%):
NWE      NorthWestern Corporation                                      2.21%            64          57.51        3,681
                                                                     _______                                  ________
              Total Investments                                      100.00%                                  $166,648
                                                                     =======                                  ========

______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

         Target Diversified Dividend Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017


                                                                     Percentage
                                                                     of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                    Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share       the Trust (2)
___________________________________                                  ____________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.01%):
F           Ford Motor Company                                          2.50%         281       $ 12.76     $     3,586
GME         GameStop Corp. (Class A)                                    2.50%         146         24.52           3,580
GNC         GNC Holdings, Inc. (Class A)                                2.50%         325         11.04           3,588
KSS         Kohl's Corporation                                          2.51%          87         41.43           3,604
Consumer Staples (9.99%):
ADM         Archer-Daniels-Midland Company                              2.50%          80         44.72           3,578
BG          Bunge Limited +                                             2.49%          51         70.14           3,577
SAFM        Sanderson Farms, Inc.                                       2.50%          37         96.70           3,578
UVV         Universal Corporation                                       2.50%          56         64.10           3,590
Energy (10.02%):
NAT         Nordic American Tankers Limited +                           2.50%         413          8.68           3,585
SFL         Ship Finance International Limited +                        2.50%         238         15.05           3,582
TSO         Tesoro Corporation                                          2.51%          43         83.75           3,601
VLO         Valero Energy Corporation                                   2.51%          54         66.66           3,600
Financials (10.00%):
FAF         First American Financial Corporation                        2.51%          96         37.50           3,600
MHLD        Maiden Holdings, Ltd. +                                     2.50%         204         17.60           3,590
MET         MetLife, Inc.                                               2.49%          66         54.18           3,576
ORI         Old Republic International Corporation                      2.50%         187         19.16           3,583
Health Care (10.05%):
AMGN        Amgen Inc.                                                  2.52%          23        156.78           3,606
ANTM        Anthem, Inc.                                                2.52%          25        144.35           3,609
NHC         National HealthCare Corporation                             2.51%          48         75.08           3,604
PFE         Pfizer Inc.                                                 2.50%         107         33.48           3,582
Industrials (9.97%):
AYR         Aircastle Limited +                                         2.50%         166         21.58           3,582
ARII        American Railcar Industries, Inc.                           2.49%          76         46.96           3,569
GATX        GATX Corporation                                            2.48%          59         60.33           3,559
SSW         Seaspan Corporation +                                       2.50%         374          9.59           3,587
Information Technology (10.01%):
AVX         AVX Corporation                                             2.50%         226         15.84           3,580
CSCO        Cisco Systems, Inc.                                         2.51%         119         30.23           3,597
GLW         Corning Incorporated                                        2.50%         146         24.52           3,580
XRX         Xerox Corporation                                           2.50%         511          7.01           3,582

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                     Percentage
                                                                     of Aggregate    Number     Market      Cost of
Ticker Symbol and                                                    Offering        of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price           Shares     Share       the Trust (2)
___________________________________                                  ____________    ______     _________   _____________
Materials (9.97%):
CF          CF Industries Holdings, Inc.                                2.50%         107       $ 33.47       $   3,581
UFS         Domtar Corporation                                          2.50%          89         40.30           3,587
DOW         The Dow Chemical Company                                    2.48%          62         57.44           3,561
MOS         The Mosaic Company                                          2.49%         116         30.80           3,573
Telecommunication Services (10.00%):
T           AT&T Inc.                                                   2.51%          87         41.32           3,595
IDT         IDT Corporation (Class B)                                   2.49%         187         19.13           3,577
TU          TELUS Corporation +                                         2.51%         108         33.30           3,596
VZ          Verizon Communications Inc.                                 2.49%          67         53.26           3,568
Utilities (9.98%):
DUK         Duke Energy Corporation                                     2.49%          46         77.49           3,564
ETR         Entergy Corporation                                         2.50%          49         73.24           3,589
EXC         Exelon Corporation                                          2.49%          99         36.08           3,572
GXP         Great Plains Energy Incorporated                            2.50%         128         28.02           3,587
                                                                      _______                                  ________
            Total Investments                                         100.00%                                  $143,385
                                                                      =======                                  ========

______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

             Target Double Play Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     ________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (3.76%):
FOSL      Fossil Group, Inc. *                                             0.51%            35       $ 25.21     $    882
GME       GameStop Corp. (Class A)                                         0.51%            36         24.52          883
JWN       Nordstrom, Inc.                                                  0.50%            19         45.47          864
RGS       Regis Corporation *                                              0.50%            58         14.90          864
TRK       Speedway Motorsports, Inc.                                       0.50%            40         21.81          872
VIAB      Viacom Inc. (Class B)                                            0.74%            34         37.79        1,285
WTW       Weight Watchers International, Inc. *                            0.50%            73         11.94          872
Consumer Staples (12.46%):
PG        The Procter & Gamble Company                                    12.46%           253         85.03       21,513
Energy (11.31%):
CLB       Core Laboratories N.V. +                                         0.51%             7        125.19          876
DRQ       Dril-Quip, Inc. *                                                0.51%            14         62.70          878
FRO       Frontline Ltd. +                                                 0.50%           117          7.39          865
IMO       Imperial Oil Limited +                                           1.68%            83         34.96        2,902
SDRL      Seadrill Limited +*                                              0.50%           253          3.42          865
TK        Teekay Corporation +                                             0.50%            98          8.81          863
TOT       Total S.A. (ADR) +                                               7.11%           240         51.15       12,276
Financials (20.03%):
BBT       BB&T Corporation                                                 2.51%            92         47.04        4,328
CME       CME Group Inc.                                                   2.51%            37        117.19        4,336
FNB       F.N.B. Corporation                                               2.50%           268         16.09        4,312
MCY       Mercury General Corporation                                      2.50%            72         59.85        4,309
ORI       Old Republic International Corporation                           2.50%           225         19.16        4,311
PBCT      People's United Financial, Inc.                                  2.50%           222         19.42        4,311
TRMK      Trustmark Corporation                                            2.51%           124         34.91        4,329
VLY       Valley National Bancorp                                          2.50%           371         11.63        4,315
Health Care (6.05%):
SNY       Sanofi (ADR) +                                                   6.05%           259         40.32       10,443
Industrials (8.35%):
ABB       ABB Ltd (ADR) +*                                                 2.70%           216         21.60        4,666
CVA       Covanta Holding Corporation                                      0.50%            54         16.05          867
UTX       United Technologies Corporation                                  5.15%            79        112.55        8,891
Information Technology (0.50%):
NATI      National Instruments Corporation                                 0.50%            28         31.16          872

                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                         Percentage       Number     Market       Cost of
Ticker Symbol and                                                        of Aggregate     of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares     Share        the Trust (2)
___________________________________                                      ______________   ______     ________    _____________
Materials (3.11%):
UFS       Domtar Corporation                                               2.50%           107       $ 40.30     $  4,312
MOS       The Mosaic Company                                               0.61%            34         30.80        1,047
Telecommunication Services (6.56%):
AMX       America Movil, S.A.B. de C.V. (ADR) +                            1.57%           215         12.65        2,720
T         AT&T Inc.                                                        2.49%           104         41.32        4,297
CTL       CenturyLink, Inc.                                                2.50%           170         25.38        4,315
Utilities (27.87%):
AVA       Avista Corporation                                               2.51%           109         39.69        4,326
BKH       Black Hills Corporation                                          2.52%            71         61.22        4,347
DUK       Duke Energy Corporation                                          3.01%            67         77.49        5,192
ETR       Entergy Corporation                                              2.50%            59         73.24        4,321
EXC       Exelon Corporation                                               1.86%            89         36.08        3,211
GXP       Great Plains Energy Incorporated                                 3.00%           185         28.02        5,184
NI        NiSource Inc.                                                    2.50%           193         22.36        4,315
NWE       NorthWestern Corporation                                         2.50%            75         57.51        4,313
PPL       PPL Corporation                                                  2.50%           125         34.56        4,320
WEC       WEC Energy Group, Inc.                                           2.48%            73         58.78        4,291
XEL       Xcel Energy Inc.                                                 2.49%           105         40.92        4,297
                                                                         _______                                 ________
               Total Investments                                         100.00%                                 $172,658
                                                                         =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

              Target Focus Four Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                      Percentage
                                                                      of Aggregate        Number     Market       Cost of
Ticker Symbol and                                                     Offering            of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price               Shares     Share        the Trust (2)
___________________________________                                   ___________         ______     _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.52%):
AAN       Aaron's, Inc.                                                  0.66%              51       $  30.86     $  1,574
ASNA      Ascena Retail Group, Inc. *                                    0.33%             132           6.00          792
CCL       Carnival Corporation +                                         0.41%              18          53.65          966
FOSL      Fossil Group, Inc. *                                           0.31%              29          25.21          731
GME       GameStop Corp. (Class A)                                       0.31%              30          24.52          736
GHC       Graham Holdings Company                                        0.67%               3         528.50        1,585
HMC       Honda Motor Co., Ltd. (ADR) +                                  0.40%              31          30.47          945
ILG       ILG Inc.                                                       0.33%              44          17.86          786
ISCA      International Speedway Corporation                             0.66%              42          37.40        1,571
MGA       Magna International Inc. (Class A) +                           0.40%              21          45.06          946
NEWM      New Media Investment Group Inc.                                0.33%              50          15.92          796
JWN       Nordstrom, Inc.                                                0.31%              16          45.47          728
ODP       Office Depot, Inc.                                             0.67%             347           4.56        1,582
RGS       Regis Corporation *                                            0.63%             101          14.90        1,505
SAH       Sonic Automotive, Inc.                                         0.33%              35          22.65          793
SNE       Sony Corporation (ADR) +                                       0.40%              33          28.96          956
TRK       Speedway Motorsports, Inc.                                     0.30%              33          21.81          720
TIME      Time Inc.                                                      0.66%              85          18.60        1,581
BLD       TopBuild Corp. *                                               0.33%              21          37.01          777
TPH       TRI Pointe Group, Inc. *                                       0.67%             137          11.55        1,582
VIAB      Viacom Inc. (Class B)                                          0.44%              28          37.79        1,058
VSTO      Vista Outdoor Inc. *                                           0.67%              42          38.08        1,599
WTW       Weight Watchers International, Inc. *                          0.30%              60          11.94          716
Consumer Staples (8.55%):
DAR       Darling Ingredients Inc. *                                     0.33%              60          13.20          792
FMX       Fomento Economico Mexicano, S.A.B. de C.V. (ADR) +             0.41%              13          75.30          979
PG        The Procter & Gamble Company                                   7.48%             209          85.03       17,771
SENEA     Seneca Foods Corporation *                                     0.33%              20          39.35          787
Energy (12.47%):
ATW       Atwood Oceanics, Inc.                                          0.33%              60          13.24          794
BBG       Bill Barrett Corporation *                                     0.33%             107           7.36          788
BP        BP Plc (ADR) +                                                 0.40%              25          37.91          948
CLB       Core Laboratories N.V. +                                       0.32%               6         125.19          751
DRQ       Dril-Quip, Inc. *                                              0.32%              12          62.70          752
ESV       Ensco Plc +                                                    0.66%             135          11.68        1,577

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                      Percentage
                                                                      of Aggregate      Number       Market       Cost of
Ticker Symbol and                                                     Offering          of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price             Shares       Share        the Trust (2)
___________________________________                                   ____________      ______       _________    _____________
Energy (cont'd.):
ERA       Era Group Inc. *                                              0.33%               47       $  16.64     $    782
FRO       Frontline Ltd. +                                              0.30%               97           7.39          717
IMO       Imperial Oil Limited +                                        1.00%               68          34.96        2,377
NBR       Nabors Industries Ltd. +                                      0.67%               87          18.18        1,582
NE        Noble Corporation Plc +                                       0.67%              216           7.33        1,583
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +*                 0.40%               87          10.87          946
RDC       Rowan Companies Plc +*                                        0.67%               80          19.81        1,585
RDS/A     Royal Dutch Shell Plc (ADR) +                                 0.40%               17          55.79          948
SDRL      Seadrill Limited +*                                           0.30%              209           3.42          715
STO       Statoil ASA (ADR) +                                           0.40%               50          18.84          942
TK        Teekay Corporation +                                          0.30%               81           8.81          714
TOT       Total S.A. (ADR) +                                            4.67%              217          51.15       11,100
Financials (23.12%):
AHL       Aspen Insurance Holdings Limited +                            0.66%               28          55.80        1,562
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                 0.40%              136           6.97          948
SAN       Banco Santander S.A. (ADR) +                                  0.40%              175           5.42          948
BBT       BB&T Corporation                                              1.50%               76          47.04        3,575
BAM       Brookfield Asset Management Inc. (Class A) +                  0.39%               28          33.32          933
CME       CME Group Inc.                                                1.48%               30         117.19        3,516
CNO       CNO Financial Group, Inc.                                     0.67%               82          19.40        1,591
DCOM      Dime Community Bancshares, Inc.                               0.33%               39          20.40          796
EIG       Employers Holdings, Inc.                                      0.33%               20          39.65          793
ECPG      Encore Capital Group, Inc. *                                  0.33%               28          28.30          792
RE        Everest Re Group, Ltd. +                                      0.64%                7         218.82        1,532
FNB       F.N.B. Corporation                                            1.50%              221          16.09        3,556
FULT      Fulton Financial Corporation                                  0.66%               84          18.80        1,579
HMST      HomeStreet, Inc. *                                            0.34%               26          30.90          803
ING       ING Groep N.V. (ADR) +                                        0.40%               65          14.63          951
IBOC      International Bancshares Corporation                          0.66%               39          40.15        1,566
LYG       Lloyds Banking Group Plc (ADR) +                              0.40%              290           3.27          948
MHLD      Maiden Holdings, Ltd. +                                       0.33%               45          17.60          792
MCY       Mercury General Corporation                                   1.49%               59          59.85        3,531
MTU       Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +           0.40%              149           6.37          949
OFG       OFG Bancorp                                                   0.33%               61          13.05          796
ORI       Old Republic International Corporation                        1.50%              186          19.16        3,564
PBCT      People's United Financial, Inc.                               1.49%              183          19.42        3,554

                       Schedule of Investments (cont'd.)

             Target Focus Four Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                      Percentage
                                                                      of Aggregate        Number     Market       Cost of
Ticker Symbol and                                                     Offering            of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price               Shares     Share        the Trust (2)
___________________________________                                    ___________        ______     _________    ______________
Financials (cont'd.):
RGA       Reinsurance Group of America, Incorporated                     0.68%              13       $ 125.09     $  1,626
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                  0.40%             120           7.88          946
TCB       TCF Financial Corporation                                      0.67%              81          19.54        1,583
TRMK      Trustmark Corporation                                          1.50%             102          34.91        3,561
UBS       UBS Group AG +                                                 0.40%              57          16.78          956
VLY       Valley National Bancorp                                        1.50%             306          11.63        3,559
WRB       W.R. Berkley Corporation                                       0.68%              24          67.07        1,610
WAFD      Washington Federal, Inc.                                       0.66%              46          34.05        1,566
Health Care (4.70%):
HYH       Halyard Health, Inc. *                                         0.67%              42          37.77        1,586
SNY       Sanofi (ADR) +                                                 3.63%             214          40.32        8,628
TEVA      Teva Pharmaceutical Industries Ltd. (ADR) +                    0.40%              27          35.10          948
Industrials (9.37%):
ABB       ABB Ltd (ADR) +*                                               1.62%             178          21.60        3,845
ACM       AECOM *                                                        0.67%              43          36.93        1,588
ARCB      ArcBest Corporation                                            0.33%              28          28.40          795
CVA       Covanta Holding Corporation                                    0.30%              45          16.05          722
ESL       Esterline Technologies Corporation *                           0.67%              18          88.45        1,592
KELYA     Kelly Services, Inc.                                           0.33%              35          22.60          791
KLXI      KLX Inc. *                                                     0.67%              35          45.77        1,602
ORN       Orion Group Holdings, Inc. *                                   0.33%              83           9.51          789
RBC       Regal Beloit Corporation                                       0.67%              23          69.45        1,597
RRTS      Roadrunner Transportation Systems, Inc. *                      0.33%              73          10.76          785
SKYW      SkyWest, Inc.                                                  0.33%              22          36.20          796
UTX       United Technologies Corporation                                3.12%              66         112.55        7,428
Information Technology (1.31%):
ARW       Arrow Electronics, Inc. *                                      0.68%              22          73.04        1,607
BCOR      Blucora, Inc. *                                                0.33%              54          14.70          794
NATI      National Instruments Corporation                               0.30%              23          31.16          717
Materials (3.19%):
UFS       Domtar Corporation                                             1.49%              88          40.30        3,546
FF        FutureFuel Corp.                                               0.33%              57          13.76          784
MOS       The Mosaic Company                                             0.36%              28          30.80          862
GLT       P. H. Glatfelter Company                                       0.33%              32          24.33          779
RS        Reliance Steel & Aluminum Co.                                  0.68%              20          80.33        1,607

                       Schedule of Investments (cont'd.)

             Target Focus Four Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                      Percentage
                                                                      of Aggregate       Number      Market       Cost of
Ticker Symbol and                                                     Offering           of          Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price              Shares      Share        the Trust (2)
___________________________________                                   ___________        ______      _________    ______________
Real Estate (2.66%):
CHSP      Chesapeake Lodging Trust (6)                                   0.33%              31         $25.30     $    784
DRH       DiamondRock Hospitality Company (6)                            0.33%              70          11.28          790
FOR       Forestar Group Inc. *                                          0.33%              60          13.20          792
LHO       LaSalle Hotel Properties (6)                                   0.67%              53          29.98        1,589
CLI       Mack-Cali Realty Corporation (6)                               0.67%              55          28.86        1,587
INN       Summit Hotel Properties, Inc. (6)                              0.33%              50          15.85          792
Telecommunication Services (6.27%):
AMX       America Movil, S.A.B. de C.V. (ADR) +                          0.95%             178          12.65        2,252
T         AT&T Inc.                                                      1.49%              86          41.32        3,554
CTL       CenturyLink, Inc.                                              1.49%             140          25.38        3,553
CHL       China Mobile Limited (ADR) +                                   0.41%              18          54.08          973
CHU       China Unicom (Hong Kong) Limited (ADR) +                       0.40%              80          11.82          946
SKM       SK Telecom Co., Ltd. (ADR) +                                   0.40%              45          21.11          950
SPOK      Spok Holdings, Inc.                                            0.33%              37          21.25          786
S         Sprint Corporation *                                           0.40%             109           8.69          947
TEF       Telefonica, S.A. (ADR) +                                       0.40%              98           9.65          946
Utilities (17.84%):
AVA       Avista Corporation                                             1.50%              90          39.69        3,572
BKH       Black Hills Corporation                                        1.49%              58          61.22        3,551
DUK       Duke Energy Corporation                                        1.83%              56          77.49        4,339
ETR       Entergy Corporation                                            1.51%              49          73.24        3,589
EXC       Exelon Corporation                                             1.11%              73          36.08        2,634
GXP       Great Plains Energy Incorporated                               1.81%             153          28.02        4,288
KEP       Korea Electric Power Corporation (ADR) +                       0.40%              51          18.47          942
NI        NiSource Inc.                                                  1.50%             159          22.36        3,555
NWE       NorthWestern Corporation                                       2.18%              90          57.51        5,176
PPL       PPL Corporation                                                1.50%             103          34.56        3,560
WEC       WEC Energy Group, Inc.                                         1.51%              61          58.78        3,586
XEL       Xcel Energy Inc.                                               1.50%              87          40.92        3,560
                                                                       _______                                    ________
               Total Investments                                       100.00%                                    $237,718
                                                                       =======                                    ========
______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                      Percentage
                                                                      of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                     Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares     Share         the Trust (2)
___________________________________                                   ____________    ______     _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.01%):
BKE         The Buckle, Inc.                                            2.00%           137      $  22.00      $  3,014
CBRL        Cracker Barrel Old Country Store, Inc.                      2.01%            19        159.43         3,029
DDAIF       Daimler AG +                                                2.01%            40         75.83         3,033
GME         GameStop Corp. (Class A)                                    2.00%           123         24.52         3,016
GM          General Motors Company                                      2.00%            84         35.99         3,023
SJR         Shaw Communications Inc. (Class B) +                        1.99%           146         20.61         3,009
Energy (12.01%):
EURN        Euronav N.V. +                                              2.00%           359          8.40         3,016
FRO         Frontline Ltd. +                                            2.00%           408          7.39         3,015
OKE         ONEOK, Inc.                                                 2.00%            52         57.90         3,011
SFL         Ship Finance International Limited +                        2.00%           200         15.05         3,010
TRGP        Targa Resources Corp.                                       2.01%            51         59.41         3,030
TOT         Total S.A. (ADR) +                                          2.00%            59         51.15         3,018
Financials (14.98%):
AMSF        AMERISAFE, Inc.                                             2.00%            48         63.00         3,024
APAM        Artisan Partners Asset Management Inc.                      1.99%           102         29.45         3,004
BBD         Banco Bradesco S.A. (ADR) +                                 2.00%           321          9.38         3,011
BGCP        BGC Partners, Inc.                                          2.00%           284         10.61         3,013
JRVR        James River Group Holdings, Ltd. +                          2.01%            73         41.45         3,026
MFA         MFA Financial, Inc. (6)                                     1.00%           190          7.94         1,509
NRZ         New Residential Investment Corp. (6)                        0.99%            94         15.96         1,500
RWT         Redwood Trust, Inc. (6)                                     1.00%            97         15.49         1,503
WDR         Waddell & Reed Financial, Inc.                              1.99%           148         20.33         3,009
Industrials (6.00%):
AYR         Aircastle Limited +                                         2.00%           140         21.58         3,021
CVA         Covanta Holding Corporation                                 2.00%           188         16.05         3,017
PBI         Pitney Bowes Inc.                                           2.00%           186         16.18         3,009
Information Technology (8.00%):
CAJ         Canon Inc. (ADR) +                                          2.01%           106         28.56         3,027
STX         Seagate Technology Plc +                                    1.99%            78         38.49         3,002
UMC         United Microelectronics Corporation (ADR) +                 2.00%         1,675          1.80         3,015
XRX         Xerox Corporation                                           2.00%           430          7.01         3,014
Materials (2.01%):
BAK         Braskem S.A. (ADR) +                                        2.01%           139         21.77         3,026

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                      Percentage
                                                                      of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                     Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares     Share         the Trust (2)
____________________________________                                  ___________     ______     __________    ______________
Real Estate (16.98%):
CTRE        CareTrust REIT, Inc. (6)                                    1.00%            97      $  15.56      $  1,509
CHSP        Chesapeake Lodging Trust (6)                                1.01%            60         25.30         1,518
CXW         CoreCivic Inc. (6)                                          1.00%            61         24.74         1,509
DRH         DiamondRock Hospitality Company (6)                         1.00%           134         11.28         1,512
FCPT        Four Corners Property Trust, Inc. (6)                       1.00%            73         20.66         1,508
GEO         The GEO Group, Inc. (6)                                     0.99%            41         36.47         1,495
HST         Host Hotels & Resorts, Inc. (6)                             1.00%            83         18.25         1,515
LAMR        Lamar Advertising Company (6)                               1.01%            22         69.32         1,525
LHO         LaSalle Hotel Properties (6)                                0.99%            50         29.98         1,499
LXP         Lexington Realty Trust (6)                                  1.00%           136         11.05         1,503
LPT         Liberty Property Trust (6)                                  1.00%            37         40.74         1,507
NHI         National Health Investors, Inc. (6)                         0.99%            20         74.45         1,489
RLJ         RLJ Lodging Trust (6)                                       1.00%            62         24.22         1,502
RHP         Ryman Hospitality Properties, Inc. (6)                      1.00%            25         60.48         1,512
SIR         Select Income REIT (6)                                      0.99%            58         25.80         1,496
SHO         Sunstone Hotel Investors, Inc. (6)                          1.00%           102         14.78         1,508
XHR         Xenia Hotels & Resorts, Inc. (6)                            1.00%            79         19.06         1,506
Telecommunication Services (16.03%):
T           AT&T Inc.                                                   2.00%            73         41.32         3,016
CTL         CenturyLink, Inc.                                           2.00%           119         25.38         3,020
CNSL        Consolidated Communications Holdings, Inc.                  2.01%           112         27.01         3,025
MBT         Mobile TeleSystems PJSC (ADR) +                             2.00%           325          9.28         3,016
SKM         SK Telecom Co., Ltd. (ADR) +                                2.00%           143         21.11         3,019
VIV         Telefonica Brasil S.A. (ADR) +                              2.00%           223         13.51         3,013
TU          TELUS Corporation +                                         2.01%            91         33.30         3,030
VZ          Verizon Communications Inc.                                 2.01%            57         53.26         3,036
Utilities (11.98%):
AES         The AES Corporation                                         2.00%           255         11.82         3,014
CIG         Companhia Energetica de Minas Gerais-CEMIG (ADR) +          2.00%         1,328          2.27         3,015
ETR         Entergy Corporation                                         1.99%            41         73.24         3,003
HNP         Huaneng Power International, Inc. (ADR) +                   2.00%           118         25.55         3,015
KEP         Korea Electric Power Corporation (ADR) +                    2.00%           163         18.47         3,011
PPL         PPL Corporation                                             1.99%            87         34.56         3,007
                                                                      _______                                  ________
                 Total Investments                                    100.00%                                  $150,807
                                                                      =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

                Target Growth Portfolio, 1st Quarter 2017 Series
                                    FT 6470


   At the Opening of Business on the Initial Date of Deposit-January 9, 2017



                                                                        Percentage        Number    Market       Cost of
Ticker Symbol and                                                       of Aggregate      of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares    Share        the Trust (2)
____________________________________                                     _______________  ______    ________     ______________
COMMON STOCKS (100.00%):
Consumer Discretionary (19.97%):
CBS       CBS Corporation                                                  3.33%            85      $  64.29     $  5,465
RACE      Ferrari N.V. +                                                   3.34%            93         58.94        5,481
FL        Foot Locker, Inc.                                                3.32%            77         70.79        5,451
GM        General Motors Company                                           3.33%           152         35.99        5,470
HLT       Hilton Worldwide Holdings Inc.                                   3.32%            95         57.47        5,460
LEA       Lear Corporation                                                 3.33%            40        136.90        5,476
Consumer Staples (6.68%):
RAI       Reynolds American Inc.                                           3.34%            99         55.36        5,481
SYY       Sysco Corporation                                                3.34%            99         55.38        5,483
Financials (6.68%):
DFS       Discover Financial Services                                      3.33%            76         72.06        5,477
SPGI      S&P Global Inc.                                                  3.35%            48        114.60        5,501
Health Care (20.03%):
ABC       AmerisourceBergen Corporation                                    3.35%            65         84.80        5,512
BCR       C.R. Bard, Inc.                                                  3.35%            24        229.66        5,512
IDXX      IDEXX Laboratories, Inc. *                                       3.31%            46        118.36        5,445
INCY      Incyte Corporation *                                             3.36%            51        108.31        5,524
WCG       WellCare Health Plans, Inc. *                                    3.34%            39        140.68        5,486
ZTS       Zoetis Inc.                                                      3.32%           101         54.10        5,464
Industrials (20.03%):
CPRT      Copart, Inc. *                                                   3.35%            97         56.68        5,498
HDS       HD Supply Holdings, Inc. *                                       3.33%           130         42.04        5,465
JBLU      JetBlue Airways Corporation *                                    3.33%           251         21.83        5,479
NDSN      Nordson Corporation                                              3.34%            49        111.92        5,484
LUV       Southwest Airlines Co.                                           3.34%           110         49.93        5,492
TTC       The Toro Company                                                 3.34%            96         57.13        5,484
Information Technology (19.97%):
AMAT      Applied Materials, Inc.                                          3.33%           171         32.04        5,479
ANET      Arista Networks, Inc. *                                          3.33%            54        101.28        5,469
INTU      Intuit Inc.                                                      3.34%            47        116.86        5,492
KLAC      KLA-Tencor Corporation                                           3.32%            69         79.13        5,460
NVDA      NVIDIA Corporation                                               3.33%            53        103.10        5,464
TEL       TE Connectivity Ltd. +                                           3.32%            80         68.30        5,464
Materials (6.64%):
ALB       Albemarle Corporation                                            3.32%            60         90.81        5,449
BERY      Berry Plastics Group, Inc. *                                     3.32%           109         50.13        5,464
                                                                         _______                                 ________
          Total Investments                                              100.00%                                 $164,331
                                                                         =======                                 ========
___________

See "Notes to Schedules of Investments" on page 44.

Page 36
                            Schedule of Investments

                Target Triad Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                         Percentage
                                                                         of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                        Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share         the Trust (2)
___________________________________                                      ___________     ______      ________      _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.59%):
CCL       Carnival Corporation +                                           0.39%           17        $ 53.65       $    912
CBS       CBS Corporation                                                  2.00%           72          64.29          4,629
RACE      Ferrari N.V. +                                                   1.99%           78          58.94          4,597
FL        Foot Locker, Inc.                                                1.99%           65          70.79          4,601
F         Ford Motor Company                                               0.75%          136          12.76          1,735
GME       GameStop Corp. (Class A)                                         0.75%           71          24.52          1,741
GM        General Motors Company                                           2.01%          129          35.99          4,643
GNC       GNC Holdings, Inc. (Class A)                                     0.75%          157          11.04          1,733
HLT       Hilton Worldwide Holdings Inc.                                   1.99%           80          57.47          4,598
HMC       Honda Motor Co., Ltd. (ADR) +                                    0.40%           30          30.47            914
KSS       Kohl's Corporation                                               0.75%           42          41.43          1,740
LEA       Lear Corporation                                                 2.01%           34         136.90          4,655
MGA       Magna International Inc. (Class A) +                             0.41%           21          45.06            946
SNE       Sony Corporation (ADR) +                                         0.40%           32          28.96            927
Consumer Staples (7.42%):
ADM       Archer-Daniels-Midland Company                                   0.75%           39          44.72          1,744
BG        Bunge Limited +                                                  0.76%           25          70.14          1,753
FMX       Fomento Economico Mexicano, S.A.B. de C.V. (ADR) +               0.39%           12          75.30            904
RAI       Reynolds American Inc.                                           2.01%           84          55.36          4,650
SAFM      Sanderson Farms, Inc.                                            0.75%           18          96.70          1,741
SYY       Sysco Corporation                                                2.01%           84          55.38          4,652
UVV       Universal Corporation                                            0.75%           27          64.10          1,731
Energy (5.01%):
BP        BP Plc (ADR) +                                                   0.39%           24          37.91            910
NAT       Nordic American Tankers Limited +                                0.75%          200           8.68          1,736
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +*                    0.40%           85          10.87            924
RDS/A     Royal Dutch Shell Plc (ADR) +                                    0.41%           17          55.79            948
SFL       Ship Finance International Limited +                             0.75%          115          15.05          1,731
STO       Statoil ASA (ADR) +                                              0.40%           49          18.84            923
TSO       Tesoro Corporation                                               0.76%           21          83.75          1,759
TOT       Total S.A. (ADR) +                                               0.40%           18          51.15            921
VLO       Valero Energy Corporation                                        0.75%           26          66.66          1,733
Financials (10.17%):
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                    0.40%          133           6.97            927
SAN       Banco Santander S.A. (ADR) +                                     0.40%          171           5.42            927

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                         Percentage
                                                                         of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                        Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share         the Trust (2)
___________________________________                                      ___________     ______      ________      _____________
Financials (cont'd.):
BAM       Brookfield Asset Management Inc. (Class A) +                     0.40%           28        $ 33.32       $    933
DFS       Discover Financial Services                                      1.99%           64          72.06          4,612
FAF       First American Financial Corporation                             0.75%           46          37.50          1,725
ING       ING Groep N.V. (ADR) +                                           0.40%           63          14.63            922
LYG       Lloyds Banking Group Plc (ADR) +                                 0.40%          283           3.27            925
MHLD      Maiden Holdings, Ltd. +                                          0.75%           99          17.60          1,742
MET       MetLife, Inc.                                                    0.75%           32          54.18          1,734
MTU       Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +              0.40%          145           6.37            924
ORI       Old Republic International Corporation                           0.75%           91          19.16          1,744
SPGI      S&P Global Inc.                                                  1.98%           40         114.60          4,584
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                    0.40%          117           7.88            922
UBS       UBS Group AG +                                                   0.40%           55          16.78            923
Health Care (15.41%):
ABC       AmerisourceBergen Corporation                                    2.02%           55          84.80          4,664
AMGN      Amgen Inc.                                                       0.75%           11         156.78          1,725
ANTM      Anthem, Inc.                                                     0.75%           12         144.35          1,732
BCR       C.R. Bard, Inc.                                                  1.98%           20         229.66          4,593
IDXX      IDEXX Laboratories, Inc. *                                       1.99%           39         118.36          4,616
INCY      Incyte Corporation *                                             2.01%           43         108.31          4,657
NHC       National HealthCare Corporation                                  0.75%           23          75.08          1,727
PFE       Pfizer Inc.                                                      0.75%           52          33.48          1,741
TEVA      Teva Pharmaceutical Industries Ltd. (ADR) +                      0.39%           26          35.10            913
WCG       WellCare Health Plans, Inc. *                                    2.01%           33         140.68          4,642
ZTS       Zoetis Inc.                                                      2.01%           86          54.10          4,653
Industrials (15.01%):
AYR       Aircastle Limited +                                              0.75%           80          21.58          1,726
ARII      American Railcar Industries, Inc.                                0.75%           37          46.96          1,738
CPRT      Copart, Inc. *                                                   2.01%           82          56.68          4,648
GATX      GATX Corporation                                                 0.76%           29          60.33          1,750
HDS       HD Supply Holdings, Inc. *                                       2.00%          110          42.04          4,624
JBLU      JetBlue Airways Corporation *                                    2.00%          212          21.83          4,628
NDSN      Nordson Corporation                                              1.98%           41         111.92          4,589
SSW       Seaspan Corporation +                                            0.75%          181           9.59          1,736
LUV       Southwest Airlines Co.                                           2.01%           93          49.93          4,643
TTC       The Toro Company                                                 2.00%           81          57.13          4,628

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                         Percentage
                                                                         of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                        Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share         the Trust (2)
___________________________________                                      ___________     ______      ________      _____________
Information Technology (15.00%):
AMAT     Applied Materials, Inc.                                           1.99%          144        $ 32.04       $  4,614
ANET     Arista Networks, Inc. *                                           2.01%           46         101.28          4,659
AVX      AVX Corporation                                                   0.75%          110          15.84          1,742
CSCO     Cisco Systems, Inc.                                               0.74%           57          30.23          1,723
GLW      Corning Incorporated                                              0.75%           71          24.52          1,741
INTU     Intuit Inc.                                                       2.02%           40         116.86          4,674
KLAC     KLA-Tencor Corporation                                            1.98%           58          79.13          4,590
NVDA     NVIDIA Corporation                                                2.00%           45         103.10          4,639
TEL      TE Connectivity Ltd. +                                            2.01%           68          68.30          4,644
XRX      Xerox Corporation                                                 0.75%          248           7.01          1,738
Materials (6.98%):
ALB      Albemarle Corporation                                             2.00%           51          90.81          4,631
BERY     Berry Plastics Group, Inc. *                                      1.99%           92          50.13          4,612
CF       CF Industries Holdings, Inc.                                      0.75%           52          33.47          1,740
UFS      Domtar Corporation                                                0.75%           43          40.30          1,733
DOW      The Dow Chemical Company                                          0.74%           30          57.44          1,723
MOS      The Mosaic Company                                                0.75%           56          30.80          1,725
Telecommunication Services (5.01%):
T        AT&T Inc.                                                         0.75%           42          41.32          1,735
CHL      China Mobile Limited (ADR) +                                      0.40%           17          54.08            919
CHU      China Unicom (Hong Kong) Limited (ADR) +                          0.40%           78          11.82            922
IDT      IDT Corporation (Class B)                                         0.75%           91          19.13          1,741
SKM      SK Telecom Co., Ltd. (ADR) +                                      0.40%           44          21.11            929
S        Sprint Corporation *                                              0.40%          106           8.69            921
TEF      Telefonica, S.A. (ADR) +                                          0.40%           96           9.65            926
TU       TELUS Corporation +                                               0.75%           52          33.30          1,732
VZ       Verizon Communications Inc.                                       0.76%           33          53.26          1,758
Utilities (3.40%):
DUK      Duke Energy Corporation                                           0.74%           22          77.49          1,705
ETR      Entergy Corporation                                               0.76%           24          73.24          1,758
EXC      Exelon Corporation                                                0.75%           48          36.08          1,732
GXP      Great Plains Energy Incorporated                                  0.75%           62          28.02          1,737
KEP      Korea Electric Power Corporation (ADR) +                          0.40%           50          18.47            923
                                                                         _______                                   ________
         Total Investments                                               100.00%                                   $231,414
                                                                         =======                                   ========

______________________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

                 Target VIP Portfolio, 1st Quarter 2017 Series
                                    FT 6470


   At the Opening of Business on the Initial Date of Deposit-January 9, 2017



                                                                         Percentage
                                                                         of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                        Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share         the Trust (2)
___________________________________                                      ___________     ______      ________      _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (15.65%):
AZO          AutoZone, Inc. *                                              0.70%             5       $ 792.91      $  3,965
BGFV         Big 5 Sporting Goods Corporation                              0.14%            49          15.75           772
CHTR         Charter Communications, Inc. *                                1.80%            34         298.16        10,137
ERI          Eldorado Resorts, Inc. *                                      0.30%           101          16.60         1,677
FOSL         Fossil Group, Inc. *                                          0.17%            38          25.21           958
GME          GameStop Corp. (Class A)                                      0.17%            39          24.52           956
KBH          KB Home                                                       0.55%           191          16.21         3,096
MCD          McDonald's Corporation                                        3.34%           156         120.76        18,839
JWN          Nordstrom, Inc.                                               0.17%            21          45.47           955
NTRI         Nutrisystem, Inc.                                             0.39%            64          34.55         2,211
ORLY         O'Reilly Automotive, Inc. *                                   0.85%            17         281.78         4,790
RGS          Regis Corporation *                                           0.17%            64          14.90           954
ROST         Ross Stores, Inc.                                             0.58%            50          65.31         3,266
TRK          Speedway Motorsports, Inc.                                    0.17%            44          21.81           960
SMP          Standard Motor Products, Inc.                                 0.46%            50          51.36         2,568
VIAB         Viacom Inc. (Class B)                                         0.25%            37          37.79         1,398
VIV FP       Vivendi #                                                     0.83%           243          19.30         4,691
DIS          The Walt Disney Company                                       3.32%           172         108.98        18,745
WTW          Weight Watchers International, Inc. *                         0.17%            79          11.94           943
WGO          Winnebago Industries, Inc.                                    0.39%            68          32.50         2,210
YUM          Yum! Brands, Inc.                                             0.73%            64          64.42         4,123
Consumer Staples (6.07%):
MO           Altria Group, Inc.                                            1.45%           120          68.23         8,188
CHD          Church & Dwight Co., Inc.                                     0.13%            16          44.87           718
PG           The Procter & Gamble Company                                  4.16%           276          85.03        23,468
SYY          Sysco Corporation                                             0.33%            34          55.38         1,883
Energy (8.46%):
BP/ LN       BP Plc #                                                      0.83%           744           6.32         4,701
CLB          Core Laboratories N.V. +                                      0.18%             8         125.19         1,002
DRQ          Dril-Quip, Inc. *                                             0.17%            15          62.70           940
ENI IM       Eni SpA #                                                     0.83%           284          16.56         4,702
XOM          Exxon Mobil Corporation                                       1.22%            78          88.50         6,903
FRO          Frontline Ltd. +                                              0.17%           128           7.39           946
IMO          Imperial Oil Limited +                                        0.56%            90          34.96         3,146
MPC          Marathon Petroleum Corporation                                0.09%            10          50.37           504
OKE          ONEOK, Inc.                                                   0.04%             4          57.90           232
RDSB LN      Royal Dutch Shell Plc (Class B) #                             0.83%           162          28.98         4,694
SDRL         Seadrill Limited +*                                           0.17%           275           3.42           940
TK           Teekay Corporation +                                          0.17%           107           8.81           943
FP FP        Total S.A. #                                                  0.83%            91          51.36         4,674
TOT          Total S.A. (ADR) +                                            2.37%           261          51.15        13,350
Financials (19.87%):
ALL          The Allstate Corporation                                      0.51%            39          74.15         2,892
AXP          American Express Company                                      4.64%           347          75.47        26,188
G IM         Assicurazioni Generali SpA #                                  0.83%           309          15.23         4,706
BPFH         Boston Private Financial Holdings, Inc.                       0.52%           177          16.45         2,912

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 1st Quarter 2017 Series
                                    FT 6470


   At the Opening of Business on the Initial Date of Deposit-January 9, 2017



                                                                         Percentage
                                                                         of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                        Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share         the Trust (2)
___________________________________                                      ___________     ______      ________      _____________
Financials (cont'd.):
COF          Capital One Financial Corporation                             0.82%            52       $  88.60      $  4,607
ACA FP       Credit Agricole S.A. #                                        0.83%           362          12.99         4,703
EIG          Employers Holdings, Inc.                                      0.47%            67          39.65         2,657
GS           The Goldman Sachs Group, Inc.                                 3.34%            77         244.90        18,857
GDOT         Green Dot Corporation (Class A) *                             0.47%           106          25.07         2,657
HAFC         Hanmi Financial Corporation                                   0.42%            69          34.70         2,394
HMST         HomeStreet, Inc. *                                            0.29%            53          30.90         1,638
HSBA LN      HSBC Holdings Plc #                                           0.83%           572           8.22         4,699
ISP IM       Intesa Sanpaolo SpA #                                         0.83%         1,755           2.68         4,702
NDA SS       Nordea Bank AB #                                              0.83%           413          11.37         4,696
PPBI         Pacific Premier Bancorp, Inc. *                               0.37%            58          35.80         2,076
SAMPO FH     Sampo Oyj (Class A) #                                         0.83%           101          46.34         4,680
SEBA SS      Skandinaviska Enskilda Banken AB (Class A) #                  0.83%           434          10.82         4,698
SWEDA SS     Swedbank AB (Class A) #                                       0.83%           191          24.65         4,709
SREN VX      Swiss Re AG #                                                 0.83%            49          95.16         4,663
WSFS         WSFS Financial Corporation                                    0.55%            67          46.20         3,095
Health Care (7.59%):
ANIP         ANI Pharmaceuticals, Inc. *                                   0.27%            25          60.84         1,521
AZN LN       AstraZeneca Plc #                                             0.83%            84          55.88         4,694
BIIB         Biogen Inc. *                                                 1.88%            36         295.00        10,620
GSK LN       GlaxoSmithKline Plc #                                         0.83%           242          19.45         4,706
IDXX         IDEXX Laboratories, Inc. *                                    0.29%            14         118.36         1,657
INGN         Inogen, Inc. *                                                0.51%            44          65.31         2,874
MMSI         Merit Medical Systems, Inc. *                                 0.43%            97          25.25         2,449
MTD          Mettler-Toledo International Inc. +*                          0.31%             4         432.56         1,730
PGNX         Progenics Pharmaceuticals, Inc. *                             0.23%           147           8.89         1,307
SNY          Sanofi (ADR) +                                                2.01%           282          40.32        11,370
Industrials (14.91%):
MMM          3M Company                                                    1.42%            45         178.23         8,020
ABB          ABB Ltd (ADR) +*                                              0.90%           235          21.60         5,076
ATSG         Air Transport Services Group, Inc. *                          0.36%           129          15.65         2,019
ALG          Alamo Group Inc.                                              0.34%            25          77.41         1,935
AAL          American Airlines Group Inc.                                  0.84%           103          46.21         4,759
CVA          Covanta Holding Corporation                                   0.17%            59          16.05           947
CSX          CSX Corporation                                               0.77%           116          37.52         4,352
ESE          ESCO Technologies Inc.                                        0.55%            55          56.25         3,094
EXPD         Expeditors International of Washington, Inc.                  0.13%            14          53.13           744
GE           General Electric Company                                      3.33%           595          31.61        18,808
GFF          Griffon Corporation                                           0.45%            99          25.40         2,515
ICFI         ICF International, Inc. *                                     0.39%            41          53.30         2,185
NSP          Insperity, Inc.                                               0.58%            46          70.70         3,252
IIIN         Insteel Industries, Inc.                                      0.26%            41          35.72         1,465
KNL          Knoll, Inc.                                                   0.52%           107          27.35         2,926
MRCY         Mercury Systems, Inc. *                                       0.46%            88          29.66         2,610
NCI          Navigant Consulting, Inc. *                                   0.45%           101          25.18         2,543
RUSHA        Rush Enterprises, Inc. (Class A) *                            0.35%            63          31.13         1,961
TASR         TASER International, Inc. *                                   0.49%           112          24.55         2,750

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 1st Quarter 2017 Series
                                    FT 6470


   At the Opening of Business on the Initial Date of Deposit-January 9, 2017



                                                                         Percentage
                                                                         of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                        Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares      Share         the Trust (2)
___________________________________                                      ___________     ______      ________      _____________
Industrials (cont'd.):
UTX          United Technologies Corporation                               1.74%            87       $ 112.55      $  9,792
ECOL         US Ecology, Inc.                                              0.41%            46          49.75         2,289
Information Technology (18.51%):
ALRM         Alarm.com Holdings, Inc. *                                    0.48%            99          27.18         2,691
AAPL         Apple Inc.                                                    4.16%           199         117.91        23,464
AMAT         Applied Materials, Inc.                                       1.83%           321          32.04        10,284
AAOI         Applied Optoelectronics, Inc. *                               0.15%            37          22.42           830
FFIV         F5 Networks, Inc. *                                           0.28%            11         144.45         1,589
NSIT         Insight Enterprises, Inc. *                                   0.55%            77          40.09         3,087
XXIA         Ixia *                                                        0.52%           175          16.75         2,931
LRCX         Lam Research Corporation                                      0.38%            20         107.60         2,152
MXL          MaxLinear, Inc. (Class A) *                                   0.47%           125          21.44         2,680
MEET         MeetMe, Inc. *                                                0.12%           127           5.38           683
MU           Micron Technology, Inc. *                                     0.51%           131          22.04         2,887
NATI         National Instruments Corporation                              0.17%            31          31.16           966
NTES         NetEase, Inc. (ADR) +                                         0.68%            17         226.96         3,858
NVDA         NVIDIA Corporation                                            1.22%            67         103.10         6,908
QCOM         QUALCOMM Incorporated                                         2.15%           185          65.53        12,123
ROG          Rogers Corporation *                                          0.52%            38          77.54         2,947
STX          Seagate Technology Plc +                                      0.17%            25          38.49           962
SWKS         Skyworks Solutions, Inc.                                      0.31%            23          74.96         1,724
TXN          Texas Instruments Incorporated                                3.84%           292          74.15        21,651
Materials (0.75%):
MOS          The Mosaic Company                                            0.20%            37          30.80         1,140
NP           Neenah Paper, Inc.                                            0.55%            36          85.55         3,080
Real Estate (0.38%):
RMAX         RE/MAX Holdings, Inc. (Class A)                               0.38%            38          56.05         2,130
Telecommunication Services (3.81%):
AMX          America Movil, S.A.B. de C.V. (ADR) +                         0.52%           234          12.65         2,960
SHEN         Shenandoah Telecommunications Company                         0.57%           111          29.15         3,236
TMUS         T-Mobile US, Inc. *                                           1.06%           105          56.77         5,961
TEL NO       Telenor ASA #                                                 0.83%           297          15.83         4,702
VOD LN       Vodafone Group Plc #                                          0.83%         1,811           2.60         4,700
Utilities (4.00%):
CMS          CMS Energy Corporation                                        0.08%            11          42.15           464
DUK          Duke Energy Corporation                                       1.00%            73          77.49         5,657
EDF FP       Electricite de France S.A. #                                  0.83%           477           9.85         4,698
ENGI FP      Engie S.A. #                                                  0.83%           367          12.81         4,700
EXC          Exelon Corporation                                            0.61%            96          36.08         3,464
GXP          Great Plains Energy Incorporated                              0.17%            34          28.02           953
NEE          NextEra Energy, Inc.                                          0.40%            19         118.65         2,254
SCG          SCANA Corporation                                             0.08%             6          71.90           431
                                                                         _______                                   ________
                  Total Investments                                      100.00%                                   $564,294
                                                                         =======                                   ========
___________

See "Notes to Schedules of Investments" on page 44.

                            Schedule of Investments

                              Value Line(R) Target
                     25 Portfolio, 1st Quarter 2017 Series
                                    FT 6470


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2017



                                                                       Percentage
                                                                       of Aggregate       Number     Market        Cost of
Ticker Symbol and                                                      Offering           of         Value per     Securities to
Name of Issuer of Securities (1)(4)                                    Price              Shares     Share         the Trust (2)
___________________________________                                    ____________       ______     _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (7.50%):
FOSL        Fossil Group, Inc. *                                         1.01%              60       $  25.21      $  1,513
GME         GameStop Corp. (Class A)                                     1.00%              61          24.52         1,496
JWN         Nordstrom, Inc.                                              1.00%              33          45.47         1,501
RGS         Regis Corporation *                                          1.01%             101          14.90         1,505
TRK         Speedway Motorsports, Inc.                                   1.01%              69          21.81         1,505
VIAB        Viacom Inc. (Class B)                                        1.47%              58          37.79         2,192
WTW         Weight Watchers International, Inc. *                        1.00%             126          11.94         1,504
Consumer Staples (24.96%):
PG          The Procter & Gamble Company                                24.96%             439          85.03        37,328
Energy (22.55%):
CLB         Core Laboratories N.V. +                                     1.00%              12         125.19         1,502
DRQ         Dril-Quip, Inc. *                                            1.01%              24          62.70         1,505
FRO         Frontline Ltd. +                                             1.00%             203           7.39         1,500
IMO         Imperial Oil Limited +                                       3.34%             143          34.96         4,999
SDRL        Seadrill Limited +*                                          1.00%             438           3.42         1,498
TK          Teekay Corporation +                                         1.00%             170           8.81         1,498
TOT         Total S.A. (ADR) +                                          14.20%             415          51.15        21,227
Health Care (12.08%):
SNY         Sanofi (ADR) +                                              12.08%             448          40.32        18,063
Industrials (16.79%):
ABB         ABB Ltd (ADR) +*                                             5.39%             373          21.60         8,057
CVA         Covanta Holding Corporation                                  1.01%              94          16.05         1,509
UTX         United Technologies Corporation                             10.39%             138         112.55        15,532
Information Technology (1.00%):
NATI        National Instruments Corporation                             1.00%              48          31.16         1,496
Materials (1.21%):
MOS         The Mosaic Company                                           1.21%              59          30.80         1,817
Telecommunication Services (3.15%):
AMX         America Movil, S.A.B. de C.V. (ADR) +                        3.15%             372          12.65         4,706
Utilities (10.76%):
DUK         Duke Energy Corporation                                      6.06%             117          77.49         9,066
EXC         Exelon Corporation                                           3.69%             153          36.08         5,520
GXP         Great Plains Energy Incorporated                             1.01%              54          28.02         1,513
                                                                       _______                                     ________
                 Total Investments                                     100.00%                                     $149,552
                                                                       =======                                     ========
___________

See "Notes to Schedules of Investments" on page 44.


Page 43


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 9, 2017. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation
Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                         Cost of Securities   Profit
                                                                         to Sponsor           (Loss)
                                                                         _________________    ______
The Dow(R) Target 5 Portfolio, 1st Quarter 2017 Series                   $ 149,061            $  588
The Dow(R) Target Dividend Portfolio, 1st Quarter 2017 Series              176,123              (101)
Global Target 15 Portfolio, 1st Quarter 2017 Series                        177,502              (218)
S&P Target 24 Portfolio, 1st Quarter 2017 Series                           133,854              (226)
S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series                      166,154               494
Target Diversified Dividend Portfolio, 1st Quarter 2017 Series             143,421               (36)
Target Double Play Portfolio, 1st Quarter 2017 Series                      172,532               126
Target Focus Four Portfolio, 1st Quarter 2017 Series                       237,289               429
Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series          151,091              (284)
Target Growth Portfolio, 1st Quarter 2017 Series                           164,479              (148)
Target Triad Portfolio, 1st Quarter 2017 Series                            231,445               (31)
Target VIP Portfolio, 1st Quarter 2017 Series                              564,617              (323)
Value Line Target 25 Portfolio, 1st Quarter 2017 Series                    149,248               304

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:

S&P Target 24 Portfolio, 1st Quarter 2017 Series, 1.94%
(consisting of Switzerland, 1.94%)

S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series, 14.44%
(consisting of Bermuda, 7.78% and United Kingdom, 6.66%)

Target Diversified Dividend Portfolio, 1st Quarter 2017 Series, 17.50% (consisting of Bermuda, 12.49%; Canada, 2.51% and Hong Kong, 2.50%)

Target Double Play Portfolio, 1st Quarter 2017 Series, 21.12%
(consisting of Bermuda, 1.00%; Canada, 1.68%; France, 13.16%; Mexico, 1.57%; The Netherlands, 0.51%; Switzerland, 2.70% and United Kingdom, 0.50%)

Target Focus Four Portfolio, 1st Quarter 2017 Series, 26.61%
(consisting of Bermuda, 2.90%; Brazil, 0.40%; Canada, 1.79%; France, 8.30%;
Hong Kong, 0.81%; Israel, 0.40%; Japan, 1.60%; Mexico, 1.36%; The Netherlands,
1.12%; Norway, 0.40%; Panama, 0.41%; South Korea, 0.80%; Spain, 1.20%; Switzerland, 2.02%
and United Kingdom, 3.10%)

Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series, 40.03% (consisting of Belgium, 2.00%; Bermuda, 8.01%; Brazil, 8.01%; Canada, 4.00%; China, 2.00%; France, 2.00%; Germany, 2.01%; Ireland, 1.99%; Japan, 2.01%;
Russia, 2.00%; South Korea, 4.00% and Taiwan, 2.00%)

Target Growth Portfolio, 1st Quarter 2017 Series, 6.66%
(consisting of Italy, 3.34% and Switzerland, 3.32%)

Target Triad Portfolio, 1st Quarter 2017 Series, 18.84%
(consisting of Bermuda, 3.76%; Brazil, 0.40%; Canada, 1.56%; France, 0.40%; Hong Kong, 1.55%; Israel, 0.39%; Italy, 1.99%; Japan, 1.60%; Mexico, 0.39%;
The Netherlands, 0.81%; Norway, 0.40%; Panama, 0.39%; South Korea, 0.80%; Spain, 1.20%; Switzerland, 2.41% and United Kingdom, 0.79%)

Page 44


Target VIP Portfolio, 1st Quarter 2017 Series, 24.81%
(consisting of Bermuda, 0.34%; Canada, 0.56%; China, 0.68%; Finland, 0.83%; France, 8.53%; Ireland, 0.17%; Italy, 2.49%; Mexico, 0.52%; The Netherlands, 1.01%; Norway, 0.83%; Sweden, 2.49%; Switzerland, 2.04% and United Kingdom, 4.32%)

Value Line(R) Target 25
Portfolio, 1st Quarter 2017 Series , 42.16%
(Bermuda, 2.00%; Canada, 3.34%; France, 26.28%; Mexico, 3.15%; The
Netherlands, 1.00%; Switzerland, 5.39% and United Kingdom, 1.00%)

(5) Securities of companies in the following sectors comprise the percentage of the investments of the Global Target 15 Portfolio, 1st Quarter 2017 Series as indicated:

Consumer Discretionary, 19.99%; Consumer Staples, 13.33%; Financials, 26.68%; Health Care, 6.66%; Information Technology, 13.33% and Telecommunication Services, 20.01%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the percentage of the investments of the Trusts as indicated:
S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series, 7.78%
Target Focus Four Portfolio, 1st Quarter 2017 Series, 2.33%
Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series, 19.97%

(7) Companies in the Global Target 15 Portfolio, 1st Quarter 2017 Series are categorized by the country in which their corporate headquarters are located. This Security represents the common stock of a company incorporated in a country other than the country in which it is headquartered.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

*  This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.


We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 6470, consists of 13 separate portfolios set forth below:


- Dow(R) Target 5 1Q '17 - Term 4/9/18
  (The Dow(R) Target 5 Portfolio, 1st Quarter 2017 Series)
- Dow(R) Target Dvd. 1Q '17 - Term 4/9/18
  (The Dow(R) Target Dividend Portfolio, 1st Quarter 2017 Series)
- Global Target 15 1Q '17 - Term 4/9/18
  (Global Target 15 Portfolio, 1st Quarter 2017 Series)
- S&P Target 24 1Q '17 - Term 4/9/18
  (S&P Target 24 Portfolio, 1st Quarter 2017 Series)
- S&P Target SMid 60 1Q '17 - Term 4/9/18
  (S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series)
- Target Divsd. Dvd. 1Q '17 - Term 4/9/18
  (Target Diversified Dividend Portfolio, 1st Quarter 2017 Series)
- Target Dbl. Play 1Q '17 - Term 4/9/18
  (Target Double Play Portfolio, 1st Quarter 2017 Series)
- Target Focus 4 1Q '17 - Term 4/9/18
  (Target Focus Four Portfolio, 1st Quarter 2017 Series)
- Target Global Dvd. Leaders 1Q '17 - Term 4/9/18
  (Target Global Dividend Leaders Portfolio, 1st Quarter 2017 Series)
- Target Growth 1Q '17 - Term 4/9/18
  (Target Growth Portfolio, 1st Quarter 2017 Series)
- Target Triad 1Q '17 - Term 4/9/18
  (Target Triad Portfolio, 1st Quarter 2017 Series)
- Target VIP 1Q '17 - Term 4/9/18
  (Target VIP Portfolio, 1st Quarter 2017 Series)
- Value Line(R) Target 25 1Q '17 - Term 4/9/18
  (Value Line(R) Target 25 Portfolio, 1st Quarter 2017 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                         Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

                    The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Blend Trust.


            The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

                 Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


                   S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


                S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

- Price to cash flow;

- 12-month change in return on assets; and

- 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


            Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price-to-book - 25%; and

- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P Global Industry Classification Standard ("GICS(R)") market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price-to-book ratio is selected.

                Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The

Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                 Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE
(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

- Price-to-book; and

- Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

          Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

- Domestic equity - all U.S. stocks.

- International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.

- REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

- Market capitalization greater than $1 billion.

- Three-month average daily trading volume greater than $1 million.

- Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

- 40% domestic equity.

- 40% international equity.

- 20% REITs.

                   Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

- Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

- Change in return on assets; and

- Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                   Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                    Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R) (excluding limited partnerships, American Depositary Receipts/ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000(R) Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Four of the Securities in the Target Double Play Portfolio and four of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 30.77% and 61.63%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.


The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and a Republican-controlled Congress could result in significant changes to government policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target 5 Portfolio, the S&P Target 24 Portfolio, the Target Growth Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer product companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio is concentrated in stocks of consumer product and financial companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of financial companies. The Target Double Play Portfolio is concentrated in stocks of utility companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.

Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.


In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. In addition, governmental authorities in the United States and other countries have passed and may continue to pass laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank"), that have had a direct impact on companies in the financial services sector. These recent laws and regulations provide for increased restrictions on investment activities; increased oversight, regulation and involvement in the practices of companies in the financial services sector by entities such as the Financial Services Oversight Council, the Federal Reserve Board, the office of the Controller of the Currency and the FDIC; contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers; subject companies in the financial services sector to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession; and increase efforts to investigate the actions of companies and individuals in the financial services sector. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. In addition, with the election of a Republican president and a Republican-controlled Congress, it is possible that there will be significant changes to Dodd-Frank and other recently enacted laws and regulations. It is difficult to predict the impact that such changes will have on the economy, generally or companies in the financial services sector.


Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.


Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.


Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


France. A significant percentage of the Securities in the Value Line(R) Target 25 Portfolio are issued by companies headquartered or incorporated in France. The French economy is diversified across all sectors and though many large companies have been privatized, the government remains heavily involved in several industries, including energy, public transport, and defense. With at least 84 million foreign tourists per year, France is the most visited country in the world and receives the third largest income in the world from tourism. Generally, France's leaders remain committed to policies that promote social equity.

France's real GDP increased by 1.1% in 2015; the unemployment rate (including overseas territories) increased from 7.8% in 2008 to 9.9% in the fourth quarter of 2014. Public finances remained strained due to low growth and high spending. The budget deficit, as a percentage of GDP, increased dramatically from 3.3% in 2008 to 7.5% in 2009 and then improved to 4% in 2014 and 2015, while France's public debt increased from 68% of GDP to more than 98% in 2015. In January 2014, President Francois Hollande announced a change in his economic policy and additional reforms including a plan to extend commercial business hours, liberalize professional services, and sell off billions in state owned assets.


Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is a member of the European Union ("E.U.") which was formed by the Maastricht Treaty on European Union (the "Treaty"); however, on June 23, 2016, a majority of voters in the United Kingdom voted in favor of Brexit. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made the E.U. one of the largest common markets in the world. Under the Treaty, the United Kingdom and the E.U. have two years, after formal notification of withdrawal is given to the E.U., to agree on a withdrawal agreement. If no agreement is formed within two years, the United Kingdom may leave the E.U. without an agreement. The United Kingdom is one of the fastest growing economies in the G7; however, economists are concerned about the potential negative impact of Brexit. The United Kingdom and other E.U. members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Brexit and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by United Kingdom issuers difficult to predict.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc. or Reynolds American Inc., or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

            Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.



                                   COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                    Hypothetical Strategy Total Returns(1)(4)

                         The Dow(R)                                                         Target
         The Dow(R)        Target          Global             S&P         S&P Target      Diversified
          Target 5        Dividend        Target 15        Target 24       SMid 60         Dividend
Year      Strategy        Strategy        Strategy         Strategy        Strategy        Strategy
----     ----------      ----------       ---------        ---------      ----------      -----------
1972        18.93%
1973        17.56%
1974        -7.54%
1975        62.84%
1976        38.81%
1977         3.16%
1978        -1.32%
1979         7.37%
1980        38.66%
1981         1.21%
1982        40.96%
1983        34.19%
1984         8.53%
1985        35.93%
1986        28.24%                                           18.14%
1987         8.44%                          14.75%            1.76%
1988        18.87%                          20.74%            4.29%
1989         7.95%                          14.31%           22.31%
1990       -17.95%                           0.48%            6.42%
1991        59.74%                          39.71%           40.31%
1992        20.61%          28.74%          24.04%           -1.80%
1993        31.36%          18.24%          62.13%            8.03%
1994         5.41%          -8.50%         -10.20%            4.78%
1995        28.00%          46.93%          11.29%           38.92%          24.12%           26.90%
1996        23.43%          16.17%          19.28%           31.22%          13.23%           14.99%
1997        17.10%          40.64%          -8.94%           30.02%          42.12%           25.99%
1998         9.88%           2.99%          10.93%           39.78%           4.88%           12.96%
1999        -9.48%          -6.60%           5.98%           41.09%          23.91%           17.57%
2000         8.24%          25.89%           2.06%            3.85%          14.08%           19.84%
2001        -5.03%          40.68%          -1.22%          -11.06%          32.04%           29.64%
2002       -12.88%          -0.79%         -14.46%          -19.23%          -5.28%          -10.40%
2003        20.17%          32.15%          35.70%           23.09%          45.40%           47.10%
2004         9.59%          18.92%          29.03%           13.54%          23.52%           20.53%
2005        -2.99%           2.29%          11.32%            3.61%           3.09%            1.98%
2006        38.73%          17.64%          39.83%            1.41%          19.70%           15.42%
2007         1.64%           1.11%          14.08%            3.15%          -9.65%           -3.85%
2008       -50.40%         -39.52%         -43.40%          -29.42%         -37.66%          -37.06%
2009        17.26%          14.37%          49.07%           12.03%          60.02%           40.85%
2010        10.11%          15.74%           9.13%           18.08%          15.08%           20.21%
2011        16.89%           5.61%          -8.36%            6.88%          -8.82%            3.15%
2012         9.27%           4.95%          24.97%            7.94%          20.39%           10.76%
2013        38.41%          28.75%          16.31%           42.22%          37.41%           31.62%
2014        11.46%          12.87%          10.14%            6.99%          -0.28%            5.18%
2015         7.70%          -6.01%          -6.40%            2.01%          -8.90%          -13.02%
2016        11.62%          23.05%          -2.84%            0.58%          30.77%           15.87%

                                   COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                    Hypothetical Strategy Total Returns(1)(4)

                                           Target
                           Target          Global
            Target         Focus          Dividend        Target          Target         Target     Value Line(R)
         Double Play        Four           Leaders        Growth          Triad           VIP         Target 25
Year       Strategy       Strategy        Strategy       Strategy        Strategy       Strategy       Strategy
----     -----------      --------        --------       --------        --------       --------    -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                     31.94%
1986                                                                                                     20.18%
1987                                                                                                     16.90%
1988                                                                                                     -9.42%
1989                                                                                                     48.14%
1990                                                                                     -0.86%           3.11%
1991                                                                                     57.09%          83.72%
1992         12.25%                                                                       4.11%          -2.67%
1993         21.46%                                                                      22.07%          25.00%
1994          1.74%                                                                       2.06%          12.14%
1995         49.30%                                       29.62%                         42.90%          52.14%
1996         35.15%        26.57%                         24.97%          20.92%         38.67%          54.18%
1997         36.96%        37.27%                         41.13%          34.75%         25.82%          33.86%
1998         47.06%        31.02%           1.61%         37.14%          27.45%         51.25%          90.97%
1999         52.71%        45.14%          12.45%         33.78%          31.86%         48.80%         111.18%
2000          7.05%         9.68%           4.67%          8.37%          11.88%         -4.51%         -10.42%
2001         19.97%        20.22%           6.97%         -4.19%           4.88%        -11.28%          -0.13%
2002        -12.57%       -11.06%          -7.56%        -10.79%         -11.63%        -21.32%         -23.92%
2003         35.48%        38.88%          48.13%         34.01%          38.27%         34.76%          39.27%
2004         20.26%        21.62%          24.54%         16.72%          18.49%         13.04%          21.75%
2005         10.89%         8.92%          11.65%         17.11%          12.26%          6.75%          19.67%
2006          8.93%        14.24%          29.53%         16.83%          17.53%         11.85%           0.66%
2007         12.23%         7.01%          22.16%         19.95%          13.35%          9.25%          23.53%
2008        -45.62%       -43.36%         -30.14%        -52.51%         -47.55%        -45.91%         -51.43%
2009          8.39%        27.36%          53.33%         18.21%          27.19%         12.02%           3.09%
2010         22.07%        17.90%          20.17%         17.14%          16.33%         18.28%          28.56%
2011        -12.19%       -11.57%           0.34%        -12.52%          -8.38%         -2.05%         -29.29%
2012          9.42%        12.70%          12.73%          5.78%           7.47%         12.23%          14.16%
2013         31.18%        31.45%          25.22%         37.14%          33.18%         36.14%          33.95%
2014         11.21%         5.84%           3.11%          6.30%           4.49%          6.13%           9.93%
2015         -7.90%        -8.43%         -12.40%          8.23%          -0.06%         -4.46%          -9.46%
2016         13.95%        18.90%          14.79%         -1.88%           4.75%          8.24%           5.29%

                                       COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

                                                 Index Total Returns(4)

                      Dow
                     Jones                                                                                    Cumulative
                      U.S.                                                                      MSCI All      Interna-
                     Select                               Russell                   Hang        Country       tional
                    Dividend     S&P 500     S&P 1000     3000(R)                   Seng         World        Index
Year    DJIA(R)    Index(sm)      Index       Index       Index       FT Index      Index        Index        Returns(3)
----    --------   ---------     -------     --------     -------     --------      -----       --------      ----------
1972      18.48%                  19.00%
1973     -13.28%                 -14.69%
1974     -23.58%                 -26.47%
1975      44.75%                  37.23%
1976      22.82%                  23.93%
1977     -12.84%                  -7.16%
1978       2.79%                   6.57%
1979      10.55%                  18.61%
1980      22.17%                  32.50%
1981      -3.57%                  -4.92%
1982      27.11%                  21.55%
1983      25.97%                  22.56%
1984       1.31%                   6.27%
1985      33.55%                  31.72%
1986      27.10%                  18.67%
1987       5.48%                   5.25%                                38.32%      -10.02%                     11.26%
1988      16.14%                  16.56%                                 7.03%       16.05%                     13.07%
1989      32.19%                  31.62%                                24.53%        5.52%                     20.75%
1990      -0.56%                  -3.19%                                10.36%        6.74%                      5.51%
1991      24.19%                  30.33%                                14.88%       42.46%                     27.17%
1992       7.41%      22.65%       7.61%                                -2.18%       28.89%                     11.37%
1993      16.93%      14.59%      10.04%                                20.25%      123.33%                     53.50%
1994       5.01%      -0.19%       1.30%                                 1.19%      -30.00%                     -7.93%
1995      36.87%      42.80%      37.50%       30.69%      36.57%       17.83%       27.30%                     27.33%
1996      28.89%      25.08%      22.89%       19.85%      21.63%       20.55%       37.50%                     28.98%
1997      24.94%      37.83%      33.31%       30.26%      31.67%       16.44%      -17.66%                      7.91%
1998      18.15%       4.33%      28.55%       13.20%      24.11%       12.20%       -2.72%       21.97%         9.21%
1999      27.21%      -4.08%      21.03%       14.11%      20.96%       17.44%       73.42%       26.82%        39.36%
2000      -4.71%      24.86%      -9.10%       15.86%      -7.30%      -18.58%       -9.36%      -13.94%       -10.88%
2001      -5.43%      13.09%     -11.88%        1.45%     -11.43%      -23.67%      -22.39%      -15.91%       -17.16%
2002     -14.97%      -3.94%     -22.09%      -14.54%     -21.53%      -29.52%      -15.60%      -18.98%       -20.03%
2003      28.23%      30.16%      28.65%       36.61%      31.02%       26.27%       41.82%       34.63%        32.11%
2004       5.30%      18.14%      10.87%       18.39%      11.93%       20.80%       16.95%       15.75%        14.35%
2005       1.72%       3.79%       4.90%       10.93%       6.10%       12.45%        8.68%       11.37%         7.62%
2006      19.03%      19.54%      15.76%       11.89%      15.67%       40.25%       38.58%       21.53%        32.62%
2007       8.87%      -5.16%       5.56%        5.18%       5.16%        0.10%       42.83%       12.18%        17.27%
2008     -31.92%     -30.97%     -36.99%      -34.67%     -37.32%      -54.74%      -46.03%      -41.85%       -44.23%
2009      22.70%      11.13%      26.46%       33.48%      28.29%       33.98%       56.52%       35.41%        37.73%
2010      14.10%      18.32%      15.08%       26.55%      16.93%       13.44%        8.29%       13.21%        11.94%
2011       8.34%      12.42%       2.08%       -0.92%       1.00%      -13.70%      -17.27%       -6.86%        -7.55%
2012      10.23%      10.84%      15.98%       17.40%      16.41%       27.18%       27.66%       16.80%        21.69%
2013      29.63%      29.06%      32.36%       35.87%      33.55%       32.71%        6.55%       23.44%        22.96%
2014      10.02%      15.36%      13.66%        8.54%      12.53%       -5.04%        5.28%        4.71%         3.42%
2015       0.23%      -1.64%       1.38%       -2.11%       0.48%        1.36%       -3.82%       -1.84%        -0.74%
2016      16.46%      21.98%      11.93%       22.49%      12.70%       -8.64%        4.14%        8.48%         3.99%
______________________

See "Notes to Comparison of Hypothetical Total Return" on page 65.

Page 64



                NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000 Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:

                                           Hypothetical
                                             Average
                                              Annual
Strategy                                   Total Return      Corresponding Index                              Index Returns
--------                                   ------------      -------------------                              -------------
The Dow(R) Target 5 Strategy                  12.73%         DJIA(R) (from 12/31/71 through 12/31/16)            10.81%
The Dow(R) Target Dividend Strategy           11.76%         Dow Jones U.S. Select Dividend Index(sm)            12.04%
                                                             S&P 500 Index (from 12/31/91 through 12/31/16)       9.13%
Global Target 15 Strategy                     10.27%         Cumulative International Index                       9.77%
S&P Target 24 Strategy                        10.58%         S&P 500 Index (from 12/31/85 through 12/31/16)      10.40%
S&P Target SMid 60 Strategy                   13.19%         S&P 1000 Index                                      12.24%
Target Diversified Dividend Strategy          11.78%         Russell 3000(R) Index                                9.61%
Target Double Play Strategy                   13.28%         S&P 500 Index (from 12/31/91 through 12/31/16)       9.13%
Target Focus Four Strategy                    12.19%         S&P 500 Index (from 12/31/95 through 12/31/16)       8.35%
Target Global Dividend Leaders Strategy       11.02%         MSCI All Country World Index                         5.70%
Target Growth Strategy                        10.72%         S&P 500 Index (from 12/31/94 through 12/31/16)       9.53%
Target Triad Strategy                         10.24%         S&P 500 Index (from 12/31/95 through 12/31/16)       8.35%
Target VIP Strategy                           11.22%         S&P 500 Index (from 12/31/89 through 12/31/16)       9.37%
Value Line(R) Target 25 Strategy              15.55%         S&P 500 Index (from 12/31/84 through 12/31/16)      11.01%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material -economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The -hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns -represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows:
DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P. Source of Hypothetical Strategy Total Returns: Bloomberg L.P., Compustat and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2017 through June 20, 2017. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                              Your maximum     Dealer
If you invest                 sales charge     concession
(in thousands):*              will be:         will be:
_________________________________________________________
$50 but less than $100        2.70%            2.00%
$100 but less than $250       2.45%            1.75%
$250 but less than $500       2.20%            1.50%
$500 but less than $1,000     1.95%            1.25%
$1,000 or more                1.40%            0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

 Total sales                              Additional
(in millions)                             Concession
_____________                             __________
$25 but less than $100                      0.050%
$100 but less than $150                     0.075%
$150 but less than $250                     0.100%
$250 but less than $500                     0.115%
$500 but less than $750                     0.125%
$750 but less than $1,000                   0.130%
$1,000 but less than $1,500                 0.135%
$1,500 but less than $2,000                 0.140%
$2,000 but less than $3,000                 0.150%
$3,000 but less than $4,000                 0.160%
$4,000 but less than $5,000                 0.170%
$5,000 or more                              0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

The Trusts are considered grantor trusts under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by a Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from a Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trusts to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by a Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Ordinary income dividends received by an individual Unit holder from a grantor trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends from REIT Shares.

If a Trust holds REIT Shares, then some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Ordinary income dividends would generally be subject to ordinary income tax rates. Certain dividends may be taxed at capital gains rates. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you reinvest the proceeds of a disposition of your Units or a disposition of assets by a Trust, all or a portion of any loss you may recognize on the disposition may be disallowed if your reinvestment is in stocks held directly or indirectly through the Trust.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units in a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to REIT Shares which may be included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if a Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from a Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock
Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. U.S. resident Unit holders who hold their Units as an investment and are not resident in the United Kingdom for the relevant tax year will not generally be liable for U.K. tax on income in respect of dividends received from a U.K. company.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the United Kingdom through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                      Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders

Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

              Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $320 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2015, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $68,871,801.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                    This page is intentionally left blank.

Page 86


                    This page is intentionally left blank.

Page 87


                                 First Trust(R)

                      Dow(R) Target 5 1Q '17 - Term 4/9/18
                     Dow(R) Target Dvd. 1Q '17 - Term 4/9/18
                     Global Target 15 1Q '17 - Term 4/9/18
                       S&P Target 24 1Q '17 - Term 4/9/18
                    S&P Target SMid 60 1Q '17 - Term 4/9/18
                    Target Divsd. Dvd. 1Q '17 - Term 4/9/18
                     Target Dbl. Play 1Q '17 - Term 4/9/18
                      Target Focus 4 1Q '17 - Term 4/9/18
                Target Global Dvd. Leaders 1Q '17 - Term 4/9/18
                       Target Growth 1Q '17 - Term 4/9/18
                       Target Triad 1Q '17 - Term 4/9/18
                        Target VIP 1Q '17 - Term 4/9/18
                  Value Line(R) Target 25 1Q '17 - Term 4/9/18
                                    FT 6470

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                               101 Barclay Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.

                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

             - Securities Act of 1933 (file no. 333-214379) and

             - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                                Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC, 100 F Street, N.E.,
                     Washington, D.C. 20549
              e-mail address: publicinfo@sec.gov


                                January 9, 2017


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 88


                                 First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 6470 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 9, 2017. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Dow Jones & Company, Inc.                                       1
Nasdaq, Inc.                                                    2
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   REITs                                                        4
   France                                                       5
   Hong Kong and China                                          5
   United Kingdom                                               7
   Foreign Issuers                                              8
   Emerging Markets                                             8
   Exchange Rates                                               9
   Small and/or Mid Capitalization Companies                   13
Concentrations
   Concentration Risk                                          13
   Consumer Products                                           13
   Financials                                                  13
   Utilities                                                   18
Litigation
   Tobacco Industry                                            19
Securities
   The Dow(R) DART 5 Strategy Stocks                           20
   The Dow(R) Target 5 Strategy Stocks                         20
   The Dow(R) Target Dividend Strategy Stocks                  20
   European Target 20 Strategy Stocks                          22
   Global Target 15 Strategy Stocks                            23
   Nasdaq(R) Target 15 Strategy Stocks                         24
   NYSE(R) International Target 25 Strategy Stocks             25
   S&P Target 24 Strategy Stocks                               27
   S&P Target SMid 60 Strategy Stocks                          28
   Target Diversified Dividend Strategy Stocks                 32
   Target Global Dividend Leaders Strategy Stocks              34
   Target Growth Strategy Stocks                               37
   Target Small-Cap Strategy Stocks                            39
   Value Line(R) Target 25 Strategy Stocks                     41

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Double Play Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust

Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100
Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R)
International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of

God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.


France. The French economy is diversified across all sectors. The government has privatized many large companies, including Air France, France Telecom, Renault, and Thales; nonetheless, the government remains heavily involved in several areas of the economy, including the energy, public transport, and defense industries. With at least 84 million foreign tourists per year, France is the most visited country in the world and receives the third largest income in the world from tourism. Generally, France's leaders remain committed to policies that promote social equity.

France's real GDP increased by 1.1% in 2015; the unemployment rate (including overseas territories) increased from 7.8% in 2008 to 9.9% in the fourth quarter of 2014. The unemployment rate among the youth of France in metropolitan areas decreased from a high of 25.4% in the fourth quarter of 2012 to 24.3% in the fourth quarter of 2014. Growth, which has fallen short of expectations, coupled with high spending has strained France's public finances. The budget deficit, as a percentage of GDP, increased dramatically from 3.3% in 2008 to 7.5% in 2009 and then improved to 4% in 2014 and 2015, while France's public debt increased from 68% of GDP to more than 98% in 2015.

In January 2014, President Francois Hollande announced a change in his economic policy and additional reforms including a plan to extend commercial business hours, liberalize professional services, and sell off billions in state owned assets. In 2014 the government's budget included a total of $24 billion in spending cuts. France's tax burden remains well above the EU average, income tax cuts over the past decade are being partly reversed, and the government is allowing a 75% payroll tax on salaries over $1.24 million to lapse.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any tariffs on imported goods, quotas or dumping laws. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism and financial links. Although this integration helped Hong Kong to recover more quickly from the slowdown than anticipated initially, Hong Kong is still vulnerable to global financial volatility or a slowdown in the global economy because of Hong Kong's reliance on foreign trade and investments.

Hong Kong's government promotes the Special Administrative Region as the site for Chinese renminbi ("RMB") internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. While deposits of RMB grew to roughly 9.4% of Hong Kong's total system deposits by the end of 2015, Hong Kong's government is searching for ways to expand the use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's total trading by value. Natural resources are limited in Hong Kong, which results in the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 47.3 million in 2014, which outnumbered visitors from all other countries combined. However, Chinese visitors to Hong Kong declined by 3% in 2015 to approximately 45.7 million, reflecting a 2.5% drop in total visitors to Hong Kong. The Hong Kong Stock Exchange is now the premier stock market for Chinese firms who seek to list abroad. In 2015, companies from China constituted close to 51% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 62.1% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to China. In order to forge closer ties between Hong Kong and China, the two signed a new agreement on achieving basic liberalization of trade in services in Guangdong Province. Effective March 2015, these new measures cover a negative list and a most-favored treatment. The measures are designed to improve access to the China's service sector for companies based in Hong Kong. As a result of credit expansion and tight housing supply conditions, property prices in Hong Kong have increased rapidly. Inflation rose to 4.4% in 2014, but decreased to 2.9% in 2015. Lower and middle income segments of the population are increasingly unable to afford adequate housing.

Economic integration between Hong Kong and China is most evident in the banking and financial sector. The Hong Kong-Shanghai Stock Connect, the Mutual Recognition of Funds and The Hong Kong Shanghai Gold Connect initiatives are important steps in allowing access to China's capital markets and have reinforced Hong Kong's important role as China's offshore RMB market. In addition, Hong Kong authorities are also exploring the use of bonds, commodities or other investment products as a way to further encourage integration.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world. The reforms in China began with the phase-out of collectivized agriculture, and have expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history. In 2015, China was the largest economy in the world, however, China's per capita income continues to fall below the world average.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual appreciation. In 2015, the People's Bank of China announced it would continue to carefully encourage the full convertibility of the RMB after the currency was accepted as part of the International Monetary Fund's special drawing rights basket.

In addition to having a per capita income below the world average, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, provide higher-wage job opportunities for the striving middle class and increasing number of college graduates, reduce corruption and other economic crimes, and contain environmental damage and social strife resulting from the economy's rapid transformation. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2014, more than 274 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north. Further, economic development and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as nuclear and alternative energy development, rather than coal and oil.

Policy makers are currently challenged by debt still remaining from the stimulus program, industrial overcapacity, inefficient allocation of capital by state-owned banks and the slow recovery of the country's trading partners. The challenges are converging to slow growth in China. The Chinese government's 13th Five-Year-Plan, which was introduced in November 2015, emphasizes continued economic reforms and the need to increase innovation and domestic consumption. This plan is intended to decrease future dependence on fixed investments, exports and heavy industry, however China has made limited progress towards these rebalancing goals. President Xi Jingping's new government has shown a greater willingness to promote reforms focused on China's long-term economic health, including allowing the market to have a more decisive role in allocating resources. China agreed to limit carbon dioxide emissions by 2030.


United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded Britain's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the Prime Minister David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010, which also continued under the new Conservative majority government. Despite this program, the deficit still remains one of the highest in the G7, at 5.1% of GDP in 2015. The government intends to eliminate the deficit by 2020, through the use of additional cuts to public spending and welfare benefits, and has also pledged to lower the corporation tax from 20% to 18% by 2020.


In 2012, the economy struggled with weak consumer spending and subdued business investment. However, in 2013, GDP grew 1.7% and in 2014, GDP grew 2.8%, a higher rate than expected, due to greater consumer spending and a recovering housing market. Starting in late 2015, the Bank of England began to weigh increases to historically low interest rates against the potential to damage economic growth. The United Kingdom is one of the fastest growing economies in the G7; however economists are concerned about the potential negative impact of the United Kingdom vote to leave the European Union. The United Kingdom and other European Union members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain securities issued by, or invest in securities issued by, companies headquartered or incorporated in countries considered to be emerging markets. An investment in Units of these Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.


Exchange Rates. The Global Target 15 Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.


The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies).

From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                            Foreign Exchange Rates

                 Range of Fluctuations in Foreign Currencies

               United Kingdom
Annual        Pound Sterling/        Hong Kong/          Euro/           Japanese Yen/         Singapore/        Australia/
Period          U.S. Dollar          U.S. Dollar      U.S. Dollar         U.S. Dollar          U.S. Dollar       U.S. Dollar
____________________________________________________________________________________________________________________________
1983          0.616-0.707            6.480-8.700
1984          0.670-0.864            7.774-8.869
1985          0.672-0.951            7.729-7.826
1986          0.643-0.726            7.768-7.819
1987          0.530-0.680            7.751-7.822
1988          0.525-0.601            7.764-7.825
1989          0.548-0.661            7.775-7.817
1990          0.504-0.627            7.740-7.817
1991          0.499-0.624            7.716-7.803
1992          0.498-0.667            7.697-7.781
1993          0.630-0.705            7.722-7.766
1994          0.610-0.684            7.723-7.748
1995          0.610-0.653            7.726-7.763                          80.630-104.550       1.389-1.466       1.289-1.411
1996          0.583-0.670            7.726-7.742                         103.450-116.210       1.394-1.426       1.225-1.363
1997          0.584-0.633            7.725-7.750                         111.260-130.880       1.399-1.699       1.253-1.538
1998          0.584-0.620            7.735-7.750                         113.600-147.260       1.584-1.792       1.456-1.799
1999          0.597-0.646            7.746-7.775      0.845-0.999        101.640-124.330       1.654-1.736       1.488-1.639
2000          0.605-0.715            7.774-7.800      0.967-1.209        101.450-114.410       1.656-1.759       1.497-1.963
2001          0.665-0.728            7.797-7.800      1.045-1.196        113.580-131.790       1.727-1.856       1.749-2.088
2002          0.621-0.710            7.798-7.800      0.953-1.164        115.810-134.710       1.733-1.852       1.738-1.973
2003          0.560-0.643            7.706-7.800      0.794-0.965        106.980-121.690       1.700-1.784       1.330-1.779
2004          0.514-0.570            7.763-7.800      0.733-0.846        102.080-114.520       1.631-1.728       1.252-1.465
2005          0.518-0.583            7.752-7.800      0.743-0.857        102.050-121.040       1.619-1.706       1.252-1.381
2006          0.505-0.581            7.751-7.793      0.749-0.846        109.790-119.790       1.534-1.661       1.264-1.418
2007          0.474-0.521            7.750-7.830      0.672-0.776        107.410-123.890       1.439-1.545       1.071-1.298
2008          0.492-0.695            7.750-7.815      0.625-0.803         87.240-111.650       1.348-1.530       1.021-1.663
2009          0.598-0.727            7.750-7.760      0.661-0.798         86.410-100.990       1.380-1.555       1.067-1.587
2010          0.611-0.698            7.751-7.805      0.689-0.839        80.400-  94.610       1.282-1.424       0.977-1.234
2011          0.599-0.652            7.763-7.809      0.674-0.775        75.820-  85.490       1.201-1.320       0.907-1.050
2012          0.614-0.653            7.750-7.770      0.743-0.829        76.200-  86.750       1.216-1.297       0.925-1.031
2013          0.604-0.673            7.751-7.765      0.725-0.782         86.700-105.310       1.221-1.284       0.944-1.129
2014          0.583-0.644            7.769-7.750      0.718-0.827        100.980-121.460       1.237-1.326       1.053-1.234
2015          0.630-0.683            7.750-7.771      0.826-0.953        116.170-125.630       1.317-1.433       1.216-1.448
2016          0.672-0.825            7.750-7.819      0.867-0.963         99.890-121.140       1.337-1.451       1.280-1.457

Source: Bloomberg L.P.

                                                 End of Month Exchange Rates
                                                    for Foreign Currencies
                    United Kingdom                                           Japanese
                    Pound Sterling/      Hong Kong/          Euro/             Yen/            Singapore/        Australia/
Monthly Period        U.S. Dollar        U.S.Dollar        U.S. Dollar       U.S. Dollar       U.S. Dollar       U.S. Dollar
___________________________________________________________________________________________________________________________
2013:
 January              .631                  7.755             .736            91.710             1.238             0.959
 February             .660                  7.755             .766            92.560             1.239             0.979
 March                .658                  7.764             .780            94.220             1.240             0.960
 April                .644                  7.760             .759            97.450             1.232             0.964
 May                  .658                  7.763             .769           100.450             1.264             1.045
 June                 .657                  7.757             .769            99.140             1.268             1.094
 July                 .658                  7.756             .752            97.880             1.271             1.113
 August               .645                  7.755             .756            98.170             1.275             1.123
 September            .618                  7.756             .739            98.270             1.256             1.073
 October              .623                  7.753             .736            98.360             1.242             1.058
 November             .611                  7.753             .736           102.440             1.256             1.098
 December             .604                  7.754             .728           105.310             1.263             1.121
2014:
 January              .608                  7.765             .742           102.040             1.277             1.142
 February             .597                  7.760             .725           101.800             1.268             1.121
 March                .600                  7.757             .726           103.230             1.258             1.079
 April                .593                  7.753             .721           102.240             1.254             1.077
 May                  .597                  7.753             .733           101.770             1.254             1.074
 June                 .585                  7.750             .730           101.330             1.247             1.060
 July                 .592                  7.750             .747           102.800             1.248             1.076
 August               .602                  7.750             .761           104.090             1.249             1.071
 September            .617                  7.765             .792           109.650             1.276             1.143
 October              .625                  7.755             .798           112.320             1.286             1.137
 November             .639                  7.754             .803           118.630             1.304             1.176
 December             .642                  7.755             .827           119.780             1.325             1.223
2015:
 January              .664                  7.752             .886           117.490             1.354             1.288
 February             .648                  7.756             .893           119.630             1.363             1.281
 March                .675                  7.752             .932           120.130             1.372             1.315
 April                .651                  7.751             .891           119.380             1.324             1.265
 May                  .654                  7.753             .910           124.150             1.348             1.308
 June                 .636                  7.752             .897           122.500             1.347             1.298
 July                 .640                  7.753             .910           123.890             1.372             1.368
 August               .652                  7.750             .892           121.230             1.412             1.406
 September            .661                  7.750             .895           119.880             1.422             1.425
 October              .648                  7.751             .909           120.620             1.401             1.401
 November             .664                  7.753             .947           123.110             1.411             1.384
 December             .679                  7.751             .921           120.220             1.419             1.372
2016:
 January              .702                  7.786             .923           121.140             1.424             1.412
 February             .719                  7.776             .920           112.690             1.407             1.400
 March                .696                  7.757             .879           112.570             1.348             1.306
 April                .684                  7.757             .873           106.500             1.344             1.315
 May                  .690                  7.771             .898           110.730             1.378             1.382
 June                 .751                  7.759             .900           103.200             1.347             1.342
 July                 .756                  7.758             .895           102.060             1.340             1.316
 August               .761                  7.757             .896           103.430             1.362             1.330
 September            .771                  7.756             .890           101.350             1.363             1.305
 October              .817                  7.755             .911           104.820             1.391             1.314
 November             .800                  7.757             .944           114.460             1.433             1.354
 December             .810                  7.756             .951           116.960             1.447             1.387

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors, you should understand the risks of an investment in such sectors.


The Dow(R) Target 5 Portfolio, the S&P Target 24 Portfolio, the Target Growth Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer product companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio is concentrated in stocks of consumer product and financial companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of financial companies. The Target Double Play Portfolio is concentrated in stocks of utility companies.


Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, SEC, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The SEC and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards Codification 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.


Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.


Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions;
(vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as

PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Utilities. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                      The Dow(R) DART 5 Strategy Stocks


American Express Company, headquartered in New York, New York, provides credit and charge card services as well as travel-related services, including travelers' checks, to consumers worldwide.

General Electric Company, headquartered in Boston, Massachusetts, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, governments and high net-worth individuals.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants offer a limited menu of moderately-priced foods, including hamburgers, chicken, salads, breakfast foods and beverages.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts, and consumer products. The company also operates broadcast and cable television networks, radio networks and publishing operations.


                     The Dow(R) Target 5 Strategy Stocks


Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


                  The Dow(R) Target Dividend Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed

DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through its subsidiaries, conducts a general banking business for retail and commercial clients in the mid-Atlantic geographic area. The company also offers non banking services such as loans and lease financing, wholesale insurance brokerage services and investment advisory services.

Black Hills Corporation, headquartered in Rapid City, South Dakota, with its subsidiaries, is a diversified energy company. The company acquires, explores for and produces natural gas and crude oil, as well as generates and transmits electricity and mines coal.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

CME Group Inc., headquartered in Chicago, Illinois, offers market participants the opportunity to trade futures contracts and options on futures contracts, primarily in four product areas, including interest rates, stock indexes, foreign exchange and commodities.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in domestic utility operations, power marketing and trading, global power development and domestic nuclear operations.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Maryland, Ohio, Tennessee and West Virginia.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Mercury General Corporation, headquartered in Los Angeles, California, is an insurance holding company. The company, through its subsidiaries, writes personal automobile, homeowners, commercial automobile, commercial property, mechanical breakdown and umbrella insurance.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and additional states.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

Valley National Bancorp, headquartered in Wayne, New Jersey, operates as the holding company for Valley National Bank, which provides commercial and retail banking services in northern New Jersey and Manhattan.

WEC Energy Group, Inc., headquartered in Milwaukee, Wisconsin, a holding company, is principally engaged in the generation, transmission, distribution and sale of electric energy, gas and steam to customers in Wisconsin and the upper peninsula of Michigan.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.


                      European Target 20 Strategy Stocks


Assicurazioni Generali SpA, headquartered in Trieste, Italy, provides life and non-life insurance and reinsurance globally. The company's product lines include life, health, accident, automobile, aviation, marine, transport, general liability, fire, and credit insurance and reinsurance.

AstraZeneca Plc, headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops, produces and markets prescription medicines for cardiovascular, infectious, gastrointestinal, oncology and respiratory diseases. The company distributes its products globally.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Credit Agricole S.A., headquartered in Paris, France, provides retail, corporate, and investment banking products worldwide. The company acts as the central bank of the Credit Agricole Group and coordinates its sales and marketing.

Electricite de France S.A., headquartered in Paris, France, is an integrated energy company that produces, transmits, distributes, imports and exports electricity for energy consumers in France and internationally.

Engie S.A., headquartered in Courbevoie, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

GlaxoSmithKline Plc, headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas comprising gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

Intesa Sanpaolo SpA, headquartered in Turin, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States. The company serves medium and large-sized corporations, financial institutions and mutual funds.

Nordea Bank AB, headquartered in Stockholm, Sweden, provides a range of banking services to individuals, corporate clients, institutions and the public sector. The company has operations in Sweden, the Scandinavian and Baltic Sea region and internationally.

Royal Dutch Shell Plc (Class B), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Sampo Oyj (Class A), headquartered in Helsinki, Finland, through its subsidiaries, offers property, casualty and life insurance products globally. The company's products include household, homeowner, motor and accident insurance, as well as various supplementary coverages.

Skandinaviska Enskilda Banken AB (Class A), headquartered in Stockholm, Sweden, is a North European financial banking group. The company offers corporate, institutional and private banking services including savings accounts, investment banking, securities brokerage services, loans, pensions and insurance products.

Swedbank AB (Class A), headquartered in Stockholm, Sweden, provides retail banking, asset management, and other financial products and services.

Swiss Re AG, headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

Telenor ASA, headquartered in Fornebu, Norway, is an international wireless carrier engaged in mobile and fixed-line communication activities. The company also has extensive broadband and TV distribution operations.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi, headquartered in Paris, France, through its subsidiaries, provides content, media products and services worldwide. The company also publishes and distributes premium and thematic pay-TV channels, free-to-air channels, and produces cinema films and TV series.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


                       Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

ITV Plc, headquartered in London, England, is a media company involved in news, broadcasting and production. The company owns all of the regional Channel 3 licenses in England and Wales. The company also owns ITV1, a commercial television channel, as well as ITV2, a partial interest in GMTV, and other interests.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Marks & Spencer Group Plc, headquartered in London, England, operates retail stores in the United Kingdom that sell consumer goods and food. The company also operates retail stores in Asia and the Middle East.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co., Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

Industrial and Commercial Bank of China Limited (Class H), headquartered in Beijing, China, provides a broad range of personal and corporate commercial banking services throughout China. The company's services include deposit, loan, credit card, fund underwriting and trust, and foreign currency settlement and trading.

Lenovo Group Limited, incorporated in Hong Kong and dually headquartered in Beijing, China, and Morrisville, North Carolina, through its subsidiaries, sells and manufactures Lenovo brand personal computers and handheld devices. The company also provides Internet services, information technology services and contracting manufacturing business.

Li & Fung Limited, incorporated in Bermuda and headquartered in Kowloon, Hong Kong, through its subsidiaries, operates an export trading business. The company exports garments, fashion accessories, sporting goods, toys, games, handicrafts, shoes, and various other consumer products. The company also invests in properties.


                      Nasdaq(R) Target 15 Strategy Stocks


American Airlines Group Inc., headquartered in Fort Worth, Texas, through its subsidiaries, operates mainline and regional aircrafts in the airline industry. The company provides scheduled passenger, freight and mail airline service throughout North America and internationally.

Apple Inc., headquartered in Cupertino, California, is engaged in the design, manufacture and marketing of personal computers, as well as related personal computing and mobile communication devices. The company provides related software and networking solutions, and products are available worldwide through the company's retail and online stores, resellers and third-party wholesalers.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Charter Communications, Inc., headquartered in Stamford, Connecticut, is a cable operator in the United States. The company also offers broadband communications for residential and commercial customers.

CSX Corporation, headquartered in Jacksonville, Florida, is a global freight transportation company with principal business units providing rail, container-shipping, intermodal and international terminal services.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits. The company sells its products worldwide.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

NetEase, Inc. (ADR), incorporated in the Cayman Islands and headquartered in Beijing, China, through its subsidiaries, operates an online community in China. The company operates in three segments: Online Game Services, Advertising Services and Wireless Value-added Services and others.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones, infrastructure products, transportation management information systems and ground stations.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

T-Mobile US, Inc., headquartered in Bellevue, Washington, offers mobile communications services under the "T-Mobile" brands in the United States, Puerto Rico and the U.S. Virgin Islands. The company's brands include "T-Mobile," "MetroPCS" and "GoSmart."

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.


                NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. - Petrobras (ADR), headquartered in Rio de Janeiro, Brazil, seeks out, produces, markets and supplies oil, natural gas and related products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants and petrochemical units in South America and worldwide.

Canada
______

Brookfield Asset Management Inc. (Class A), headquartered in Toronto, Canada, is a global asset management company. The company is focused on the real estate, power generation and infrastructure sectors and has properties and power generation facilities in North America. The company also invests in specialty funds, real estate and energy assets, and equity and fixed income mutual funds.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

France
______

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Unicom (Hong Kong) Limited (ADR), headquartered in Hong Kong, offers a range of telecommunications services in China. An integrated telecommunications operator, the company's services include long distance, cellular, data and Internet access.

Israel
______

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petach Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Sony Corporation (ADR), headquartered in Tokyo, Japan, designs, develops, manufactures and markets electronic equipment and devices for the consumer, professional and industrial markets. Products include audio/video equipment for home and car, DVD players/recorders, game consoles, computers and computer peripherals. The company is also engaged in the entertainment and music publishing businesses.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

Mexico
______

Fomento Economico Mexicano, S.A.B. de C.V. (ADR), headquartered in Monterrey, Mexico, is one of the largest beverage producers in Latin America. Its FEMSA Cerveza subsidiary brews beers such as "Bohemia," "Carta Blanca," "Dos Equis," "Sol" and "Tecate." The company bottles "Coca-Cola," "Sprite" and other soft drinks in several Latin American countries.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Norway
______

Statoil ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Korea
__________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power and nuclear power units in South Korea. The company also generates, transmits and distributes electricity to South Korea and is majority owned by the Korean government.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, provides telecommunication services, including mobile voice, roaming, corporate services and mobile data and Internet throughout Europe and Latin America. The company also provides fixed telecommunications services and wholesale services for telecommunication operators.

Switzerland
___________

UBS Group AG, headquartered in Zurich, Switzerland, together with its subsidiaries, provides a variety of banking services worldwide. The company offers wealth management services, retail and corporate asset management and investment banking products.

United Kingdom
______________

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Lloyds Banking Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers banking and financial services to personal and commercial customers. The company operates throughout the United Kingdom.

United States
_____________

Carnival Corporation, incorporated in Panama and headquartered in Miami, Florida, owns and operates cruise lines worldwide. The company offers cruise vacations under "Carnival Cruise Lines" and "Princess Cruises," among others.

Sprint Corporation, headquartered in Overland Park, Kansas, provides wireless and wireline communication services to consumers, businesses and government customers. The company develops and markets various technologies, including wireless networks offering mobile data services.


                         S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System
(EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

American Airlines Group Inc., headquartered in Fort Worth, Texas, through its subsidiaries, operates mainline and regional aircrafts in the airline industry. The company provides scheduled passenger, freight and mail airline service throughout North America and internationally.

American Express Company, headquartered in New York, New York, provides credit and charge card services as well as travel-related services, including travelers' checks, to consumers worldwide.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development, manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

Capital One Financial Corporation, headquartered in McLean, Virginia, is a holding company. The company's principal subsidiaries, including Capital One Bank, provide various financial products and services in North America and the United Kingdom.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

CMS Energy Corporation, headquartered in Jackson, Michigan, is an energy holding company operating through subsidiaries in the United States and in selected markets around the world.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

F5 Networks, Inc., headquartered in Seattle, Washington, engages in marketing, selling and servicing products that optimize the delivery of network-based applications, availability of servers, data storage devices and other network resources worldwide.

IDEXX Laboratories, Inc., headquartered in Westbrook, Maine, develops, manufactures and markets biotechnology-based detection systems primarily for animal health applications. The company also develops and sells point-of-care veterinary diagnostic products. The company markets its products worldwide.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and

Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Mettler-Toledo International Inc., incorporated in the United States and dually headquartered in Greifensee, Switzerland and Columbus, Ohio, supplies precision instruments and services worldwide. The company offers various laboratory and industrial instruments, and retail weighing instruments for use in laboratory, industrial and food retailing applications.

NextEra Energy, Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in the United States and Canada.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma, leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, explores for and produces natural gas and oil, and extracts and sells natural gas liquids.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Yum! Brands, Inc., headquartered in Louisville, Kentucky, owns, franchises and licenses quick-service restaurants worldwide. The company's restaurants include "KFC," "Pizza Hut" and "Taco Bell." They serve chicken, pizza and Mexican food.


                      S&P Target SMid 60 Strategy Stocks


Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. The company has both company-owned and franchise locations throughout the United States and Canada.

AECOM, headquartered in Los Angeles, California, provides professional technical and management support services to government and commercial clients worldwide. The company offers consulting, architectural and engineering design and construction management services for projects such as highways, airports, bridges, mass transit systems, government buildings and power distribution.

ArcBest Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Ascena Retail Group, Inc., headquartered in Mahwah, New Jersey, operates a national chain of value-priced specialty stores offering career fashion to working women. The company's stores, operating principally under the names "Dress Barn" and "Dress Barn Woman," offer in-season, moderate-price fashion apparel.

Aspen Insurance Holdings Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, provides property/casualty insurance and reinsurance products worldwide. The company's products include property and liability insurance, marine, energy and aviation insurance and reinsurance.

Atwood Oceanics, Inc., headquartered in Houston, Texas, provides contract drilling of exploratory and development oil and gas wells in offshore areas; provides related support, management and consulting services; and manages the operations of two operator-owned platform rigs in Australia.

Bill Barrett Corporation, headquartered in Denver, Colorado, is an independent gas and oil company engaged in natural gas exploration and development in the Rocky Mountain region of the United States.

Blucora, Inc., headquartered in Bellevue, Washington, a technology and services company, engages in the development and marketing of Internet and wireless solutions for a range of customers, including consumers, merchants, wireless operators, content brands and financial institutions. The company also offers an online tax preparation service.

Chesapeake Lodging Trust, headquartered in Annapolis, Maryland, is a self-advised real estate investment trust which invests primarily in upper-upscale hotels in major commercial and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locales.

CNO Financial Group, Inc., headquartered in Carmel, Indiana, through its subsidiaries, engages in the development, marketing, and administration of supplemental health insurance, annuity, individual life insurance, and other insurance products for senior and middle-income markets in the United States.

Darling Ingredients Inc., headquartered in Irving, Texas, provides rendering, recycling, and recovery solutions to the food industry, primarily in the United States. The company also provides grease trap collection services to restaurants and other contract customers.

DiamondRock Hospitality Company, headquartered in Bethesda, Maryland, is a self-advised real estate investment trust that owns and operates upscale hotels and resorts in North America. The company also invests in premium hotel properties in various urban settings such as Atlanta, Boston, Chicago, Los Angeles and New York City.

Dime Community Bancshares, Inc., headquartered in Brooklyn, New York, operates as the holding company for The Dime Savings Bank of Williamsburgh, which conducts a savings bank business through several offices in the greater New York metropolitan area. The bank offers financial services and residential mortgage loans.

Employers Holdings, Inc., headquartered in Reno, Nevada, through its subsidiaries, provides workers' compensation insurance coverage to select small businesses in low to medium hazard industries. The company provides insurance throughout the United States.

Encore Capital Group, Inc., headquartered in San Diego, California, is an international specialty finance company. The company provides debt recovery solutions for consumers and property owners across a broad range of financial assets.

Ensco Plc, headquartered in London, England, together with its subsidiaries, provides offshore contract drilling services to the oil and gas industry. The company has operations worldwide.

Era Group Inc., headquartered in Houston, Texas, offers helicopter transportation services. The company transports personnel to and from offshore oil drilling rigs and platforms, and offers air medical services, emergency search and rescue, firefighting support and tours in Alaska. The company serves customers in countries around the world, including the United States, Brazil, India, Spain and the United Kingdom.

Esterline Technologies Corporation, headquartered in Bellevue, Washington, primarily serves aerospace and defense customers with products for avionics, propulsion and guidance systems.

Everest Re Group, Ltd., headquartered in Hamilton, Bermuda, through its subsidiaries, is engaged in the underwriting of products on a treaty and facultative basis for insurance and reinsurance companies. The company's products include property and casualty reinsurance and specialty lines of business, including marine, aviation, surety, and accident and health insurance.

Forestar Group Inc., headquartered in Austin, Texas, with its consolidated subsidiaries, is a real estate and oil and gas company. The company operates diverse residential and commercial real estate projects, promotes exploration and development of oil and gas properties, and also develops other natural resource projects.

Fulton Financial Corporation, headquartered in Lancaster, Pennsylvania, is a multi-bank financial holding company that provides a full range of banking and financial services to businesses and consumers through its wholly-owned banking subsidiaries. The company has operations in Pennsylvania, Delaware, Maryland, New Jersey and Virginia.

FutureFuel Corp., headquartered in St. Louis, Missouri, manufactures and sells biofuels, diversified chemical products and biobased specialty chemical products. The company's products are used in a variety of markets, and uses include detergent, photographic imaging, nutrition and polymer additives.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

Halyard Health, Inc., headquartered in Alpharetta, Georgia, provides health and health care supplies both in the United States and internationally. The company offers sterile wraps, surgical gowns and face masks, as well as products focused on pain management solutions.

HomeStreet, Inc., headquartered in Seattle, Washington, is a diversified financial services company. The company offers deposit and investment products and cash management services. The company's products include portfolio loans and insurance products among others.

ILG Inc., headquartered in Miami, Florida, together with its subsidiaries, provides membership and leisure services to the vacation industry in the United States, the United Kingdom, and internationally.

International Bancshares Corporation, headquartered in Laredo, Texas, is a financial holding company that operates through its bank subsidiaries. The company accepts checking and saving deposits, demand and time deposits from individuals, partnerships, corporations and public entities.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

KLX Inc., headquartered in Wellington, Florida, together with its subsidiaries, provides aerospace fasteners, consumables and logistics services worldwide. The company primarily serves regional or independent oil companies.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

Mack-Cali Realty Corporation, headquartered in Edison, New Jersey, is a self-managed real estate investment trust that owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

Maiden Holdings, Ltd., headquartered in Hamilton, Bermuda, is primarily focused on serving the needs of regional and specialty insurers in the United States, Europe and internationally, by providing reinsurance solutions designed to support their capital needs.

Nabors Industries Ltd., headquartered in Hamilton, Bermuda, operates a land-based drilling rig fleet and is a provider of offshore platform and drilling rigs in the United States and numerous international markets. The company also provides equipment manufacturing, rig instrumentation, optimization software and directional drilling services.

New Media Investment Group Inc., headquartered in New York, New York, owns, operates and invests in local media assets.

Noble Corporation Plc, headquartered in London, England, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, engineering services, well site services and project management services.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Office Depot, Inc., headquartered in Boca Raton, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

OFG Bancorp, headquartered in San Juan, Puerto Rico, is the holding company for Oriental Bank & Trust. The company provides trust, money management, financial planning, and investment brokerage services, as well as consumer banking and mortgage banking. The company operates through a network of branch offices in Puerto Rico.

Orion Group Holdings, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as a marine specialty contractor serving the heavy civil marine infrastructure market.

P. H. Glatfelter Company, headquartered in York, Pennsylvania, together with its subsidiaries, manufacture specialty papers and engineered products. The company's products include papers for tea bags and coffee filters, metallized labels for beer bottles, adult incontinence products, pressure-sensitive postage stamps and digital imaging applications.

Regal Beloit Corporation, headquartered in Beloit, Wisconsin, is a global manufacturer of electric motors, electric generators and mechanical motion control products. The company's products are used in various commercial and industrial applications.

Regis Corporation, headquartered in Edina, Minnesota, operates and franchises hair and retail product salons under the names "Regis Salons," "Supercuts," "MasterCuts" and "SmartStyle." The company operates salons worldwide.

Reinsurance Group of America, Incorporated, headquartered in Chesterfield, Missouri, is an insurance holding company that, through its subsidiaries, provides traditional and non-traditional reinsurance to clients. Products include individual and group life and health, disability and critical illness reinsurance, longevity reinsurance, asset-intensive reinsurance and financial reinsurance.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Roadrunner Transportation Systems, Inc., headquartered in Cudahy, Wisconsin, provides transportation and logistics services. The company offers intermodal truck freight delivery as well as domestic and international air freight delivery services. The company operates through independent contractors.

Rowan Companies Plc, incorporated in the United Kingdom and headquartered in Houston, Texas, is a provider of international and domestic contract drilling and aviation services.

Seneca Foods Corporation, headquartered in Marion, New York, produces and distributes packaged fruits and vegetables worldwide. The company's products include canned, frozen and bottled produce and snack chips.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spok Holdings, Inc., headquartered in Springfield, Virginia, is a provider of wireless communications solutions to the health care, commercial, government and emergency response sectors in the United States. The company also provides one-way and two-way messaging services.

Summit Hotel Properties, Inc., headquartered in Austin, Texas, is a real estate investment trust engaged in the acquisition, repositioning and selling of premium-branded hotels. The company focuses on the upscale and midscale segments of the U.S. lodging industry.

TCF Financial Corporation, headquartered in Wayzata, Minnesota, operates a national banking business through offices in several states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

Time Inc., headquartered in New York, New York, is a global media company. The company, together with its subsidiaries, publishes various magazines and provides content marketing, targeted local print and digital advertising programs, branded book publishing, and marketing and support services.

TopBuild Corp., headquartered in Daytona Beach, Florida, installs and distributes insulation and other building products in the United States. The company offers residential insulation services and installs indoor and outdoor fireplaces, gutters, garage doors, shower doors and roofing.

TRI Pointe Group, Inc., headquartered in Irvine, California, designs, constructs and sells several brands of single-family homes in the United States. The company also develops and sells land and lots.

Vista Outdoor Inc., headquartered in Farmington, Utah, is a designer, manufacturer and marketer operating in two segments: Shooting Sports and Outdoor Products. The company's products include ammunition, firearms, outdoor sports optics and outdoor accessories.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.

Washington Federal, Inc., headquartered in Seattle, Washington, is a bank holding company that conducts its operations through a federally insured national bank subsidiary, Washington Federal, National Association. The company offers business and personal checking, passbook and statement accounts, residential and construction loans, and home equity loans.

                  Target Diversified Dividend Strategy Stocks


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

American Railcar Industries, Inc., headquartered in St. Charles, Missouri, manufactures railroad rolling stock. The company also offers fleet management services and produces and repairs railcars.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company. The company develops, makes and markets human therapeutics based on advanced cellular and molecular biology.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Bunge Limited, incorporated in Bermuda and headquartered in White Plains, New York, is engaged in agriculture and food businesses worldwide. The company's five operating segments are: agribusiness, edible oil products, milling products, sugar and bioenergy, and fertilizer.

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials, agricultural products and other specialized products and services marketed worldwide. The company produces primarily raw materials used in the manufacture of products.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers throughout the United States and operates interstate pipelines that deliver natural gas to various regions of the country. The company also markets electricity, natural gas and natural gas liquids.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in domestic utility operations, power marketing and trading, global power development and domestic nuclear operations.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO, BGE and other subsidiaries. The company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation and wind and solar facilities.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing, and insurance operations.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars. The company also arranges and services the financing of equipment and other capital assets and provides logistics and supply chain services.

GNC Holdings, Inc. (Class A), headquartered in Pittsburgh, Pennsylvania, operates as a specialty retailer of health and wellness products. The company owns stores throughout the United States and has franchise operations internationally. The company's product line includes vitamins, minerals and herbal supplements, sports nutrition, diet, and wellness products.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

IDT Corporation (Class B), headquartered in Newark, New Jersey, is a multinational holding company with operations in the telecommunications and payment industries. The company offers prepaid and rechargeable calling products, and local and domestic long distance calling services. Through a subsidiary, the company also offers games, apps and personalization content for mobile phone users.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

Maiden Holdings, Ltd., headquartered in Hamilton, Bermuda, is primarily focused on serving the needs of regional and specialty insurers in the United States, Europe and internationally, by providing reinsurance solutions designed to support their capital needs.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending and distribution of crop nutrient and animal feed products worldwide.

National HealthCare Corporation, headquartered in Murfreesboro, Tennessee, is engaged in the operation of skilled nursing facilities with associated assisted living and independent living centers.

Nordic American Tankers Limited, headquartered in Hamilton, Bermuda, is a shipping company that owns and charters Suezmax tankers for oil transportation. The company's vessels operate under long term bareboat charters agreements with oil companies.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Ship Finance International Limited, headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase and sale of vessels.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States. The company also markets and sells gasoline and diesel fuel to independent marketers and commercial end users.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Xerox Corporation, headquartered in Norwalk, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.


                Target Global Dividend Leaders Strategy Stocks

                                DOMESTIC STOCKS


The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

AMERISAFE, Inc., headquartered in DeRidder, Louisiana, through its subsidiaries, engages in marketing and underwriting workers' compensation insurance to companies involved in hazardous industries.

Artisan Partners Asset Management Inc., headquartered in Milwaukee, Wisconsin, is an investment management firm. The company, together with its subsidiaries, is focused on providing high value added investment strategies to sophisticated investors worldwide.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

BGC Partners, Inc., headquartered in New York, New York, operates global interactive electronic marketplaces that enable the trading of over-the-counter financial instruments and other products more effectively and at lower cost than traditional trading methods.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Consolidated Communications Holdings, Inc., headquartered in Mattoon, Illinois, provides communications services to residential and business customers in Illinois and other states. The company also offers telecommunications services, including high-speed broadband Internet access, local and long-distance service, digital television. The company also engages in the sale and support of telecommunications equipment.

Covanta Holding Corporation, headquartered in Morristown, New Jersey, through its subsidiaries, provides waste disposal and energy services to municipal entities throughout North America. The company owns and operates energy-from-waste facilities. The company also provides property and casualty insurance services in California.

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon, Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in domestic utility operations, power marketing and trading, global power development and domestic nuclear operations.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

General Motors Company, headquartered in Detroit, Michigan, designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma, leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, explores for and produces natural gas and oil, and extracts and sells natural gas liquids.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Targa Resources Corp., headquartered in Houston, Texas, through its general and limited partner interests, provides both midstream natural gas and natural gas liquid services. The company is involved in gathering, compressing, treating, processing, transporting and selling natural gas and natural gas liquids.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, provides investment products and services through its subsidiaries.

Xerox Corporation, headquartered in Norwalk, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.


                             INTERNATIONAL STOCKS


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

Banco Bradesco S.A. (ADR), headquartered in Osasco, Brazil, provides a range of banking and financial products and services in Brazil and internationally to individuals, small to mid-sized companies, and local and international corporations and institutions.

Braskem S.A. (ADR), headquartered in Sao Paulo, Brazil, produces petrochemicals and generates electricity. The company produces ethylene, propylene, benzene, toluene, xylenes, butadiene, butene, isoprene, dicyclopentediene, MTBE, caprolactam, ammonium sulfate, cyclohexene, polyethylene theraphtalat, polyethylene and polyvinyl chloride (PVC).

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, is an integrated energy company engaged in the generation, transmission and distribution of electricity in the state of Minas Gerais, Brazil. The company is also involved in the acquisition, transportation, distribution and sale of natural gas.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

Euronav N.V., headquartered in Antwerp, Belgium, is a tanker company which engages in the storage and ocean transport of crude oil and petroleum products. The company operates mainly in Europe.

Frontline Ltd., headquartered in Hamilton, Bermuda, through subsidiaries, engages primarily in the ownership and operation of oil tankers. In addition to the transportation of crude oil, the company is also involved in the charter, purchase and sale of vessels.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

James River Group Holdings, Ltd., headquartered in Hamilton, Bermuda, is an insurance holding company that owns and operates a group of specialty insurance and reinsurance companies. The company through its subsidiaries operates in both the United States and Bermuda.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power and nuclear power units in South Korea. The company also generates, transmits and distributes electricity to South Korea and is majority owned by the Korean government.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Shaw Communications Inc. (Class B), headquartered in Calgary, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

Ship Finance International Limited, headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase and sale of vessels.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

Telefonica Brasil S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services, cable and network services throughout Brazil to residential and commercial customers. The company also offers interconnection services to mobile service providers, Internet access service, telecommunications solutions and IT support to industries.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

United Microelectronics Corporation (ADR), headquartered in Hsinchu City, Taiwan, designs, manufactures and markets integrated circuits (ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.


                                     REITS


CareTrust REIT, Inc., headquartered in San Clemente, California, is a real estate investment trust. The company focuses on healthcare and senior housing properties.

Chesapeake Lodging Trust, headquartered in Annapolis, Maryland, is a self-advised real estate investment trust which invests primarily in upper-upscale hotels in major commercial and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locales.

CoreCivic Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

DiamondRock Hospitality Company, headquartered in Bethesda, Maryland, is a self-advised real estate investment trust that owns and operates upscale hotels and resorts in North America. The company also invests in premium hotel properties in various urban settings such as Atlanta, Boston, Chicago, Los Angeles and New York City.

Four Corners Property Trust, Inc., headquartered in Mill Valley, California, is a self-administered real estate investment trust. The company is primarily engaged in the ownership, acquisition and leasing of restaurant and retail properties.

The GEO Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-based services and youth services in the United States, Australia, Canada, South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and community-based re-entry facilities.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust which provides advertising space on billboards, posters and bulletins. The company operates in the United States and Canada.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

Lexington Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

National Health Investors, Inc., headquartered in Murfreesboro, Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

New Residential Investment Corp., headquartered in New York, New York, is a public real estate investment trust focused on investments in the residential housing sector. The company makes investments in residential mortgage-related assets.

Redwood Trust, Inc., headquartered in Mill Valley, California, is a self-managed real estate investment trust specializing in owning, financing and credit-enhancing high-quality jumbo residential mortgage loans nationwide.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Select Income REIT, headquartered in Newton, Massachusetts, is a real estate investment trust that invests primarily in net leased, single-tenant properties.

Sunstone Hotel Investors, Inc., headquartered in Aliso Viejo, California, operates as a self-managed and self-administered real estate investment trust. The company is engaged in the ownership, acquisition, sale, management and renovation of hotel properties in the United States.

Xenia Hotels & Resorts, Inc., headquartered in Orlando, Florida, is a real estate investment trust investing in full service hotels throughout the United States.


                         Target Growth Strategy Stocks


Albemarle Corporation, headquartered in Baton Rouge, Louisiana, is a major producer of specialty polymers and fine chemicals. The company's products include polymer intermediates, cleaning product intermediates and additives, agrichemical intermediates, pharmachemical intermediates and bulk actives, catalysts and brominated flame retardants.

AmerisourceBergen Corporation, headquartered in Chesterbrook, Pennsylvania, is a wholesale distributor of pharmaceuticals and related health care services to a variety of health care providers.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Arista Networks, Inc., headquartered in Santa Clara, California, provides cloud networking solutions to a range of industries including Internet companies, service providers, financial services organizations, government agencies, and media and entertainment companies, among others. The company offers operating systems, a set of network applications and Ethernet switches.

Berry Plastics Group, Inc., headquartered in Evansville, Indiana, through its subsidiaries, manufactures and distributes plastic products and containers. Some of the company's products include agricultural film, moisture control products for buildings, closures, disposable cutlery, drop cloths, flexible packaging, overcaps, tapes, tubes, bottles, drink cups, lids, and trash bags.

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals and extended care and alternate site facilities.

CBS Corporation, headquartered in New York, New York, together with its subsidiaries, is a mass media company. The company's operations span the media and entertainment industries and include cable networks, content production and distribution, television and radio stations, Internet-based businesses and consumer publishing.

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

Discover Financial Services, headquartered in Riverwoods, Illinois, together with its subsidiaries, operates as a credit card issuer and electronic payment services company in the United States and internationally. The company also offers personal loans, private student loans, home equity loans and deposit products through a bank subsidiary.

Ferrari N.V., incorporated in The Netherlands and headquartered in Maranello, Italy, is a designer and producer of luxury performance sports cars. The company sells its products through independent dealers around the world.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

General Motors Company, headquartered in Detroit, Michigan, designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

HD Supply Holdings, Inc., headquartered in Atlanta, Georgia, together with its subsidiaries, is an industrial distribution company. The company serves three market sectors: maintenance, repair and operations; infrastructure and power; and specialty construction.

Hilton Worldwide Holdings Inc., headquartered in McLean, Virginia, is a global hospitality company. The company's portfolio includes luxury and lifestyle hotel brands, full-service hotel brands, focused-service hotel brands, and a timeshare brand.

IDEXX Laboratories, Inc., headquartered in Westbrook, Maine, develops, manufactures and markets biotechnology-based detection systems primarily for animal health applications. The company also develops and sells point-of-care veterinary diagnostic products. The company markets its products worldwide.

Incyte Corporation, headquartered in Wilmington, Delaware, is a biopharmaceutical company focused on the discovery, development, and commercialization of proprietary small molecule drugs for use in the treatment of cancer and inflammation.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

KLA-Tencor Corporation, headquartered in Milpitas, California, designs and manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems analyze process and product quality in the manufacture of circuits to identify fabrication problems, marketing its systems globally.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

Nordson Corporation, headquartered in Westlake, Ohio, engineers and manufactures equipment used for precision dispensing and processing of adhesives, coatings, sealants and polymers. The company's equipment is also used in testing, quality inspection and curing.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is the parent company for R.J. Reynolds Tobacco Company, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage." The company also offers, through its subsidiaries, smokeless tobacco and e-cigarette products.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

Southwest Airlines Co., headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure traveler.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

TE Connectivity Ltd., headquartered in Schaffhausen, Switzerland, provides engineered electronic components, network solutions, undersea telecommunication systems and wireless systems.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

WellCare Health Plans, Inc., headquartered in Tampa, Florida, provides managed care services to government-sponsored health care programs throughout the United States. The company's activities primarily include claims processing and medical management.

Zoetis Inc., headquartered in Florham Park, New Jersey, is engaged in the development, manufacture and commercialization of animal health medicines and vaccines. The products focus on both livestock and companion animals and are sold worldwide.


                       Target Small-Cap Strategy Stocks


Air Transport Services Group, Inc., headquartered in Wilmington, Ohio, through its subsidiaries, provides aircraft, airline operations, and other related services primarily to the shipping and transportation industries.

Alamo Group Inc., headquartered in Seguin, Texas, is engaged in the design and manufacture of agricultural equipment and infrastructure maintenance equipment for governmental and industrial use. The company's products include tractor-mounted mowing and vegetation maintenance equipment, street sweepers, snow removal equipment and replacement parts.

Alarm.com Holdings, Inc., headquartered in Tysons, Virginia, provides a platform to make connected home technology broadly accessible to home and business owners. The company also sells hardware used by its systems, including cellular radio modules, video cameras, image sensors, thermostats and other peripherals.

ANI Pharmaceuticals, Inc., headquartered in Baudette, Minnesota, is an integrated specialty pharmaceutical company that develops, manufactures and markets branded and generic prescription pharmaceuticals. The company's products include narcotics, oncolytics, steroids, hormones and extended release products.

Applied Optoelectronics, Inc., headquartered in Sugar Land, Texas, is a provider of fiber-optic networking products for Internet data centers, cable television and fiber-to-the-home networks. The company designs and manufactures a range of optical communications products at varying levels of integration.

Big 5 Sporting Goods Corporation, headquartered in El Segundo, California, together with its subsidiaries, operates as a sporting goods retailer in the western United States. The company's product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment.

Boston Private Financial Holdings, Inc., headquartered in Boston,
Massachusetts, a holding company for Boston Private Bank and Trust Company and Westfield Capital Management Co., provides banking, investment and fiduciary products and services to high net worth individuals.

Eldorado Resorts, Inc., headquartered in Reno, Nevada, together with its subsidiaries, owns and operates casinos, hotels, racetracks and gaming properties. The company's properties are located in Nevada, West Virginia, Pennsylvania and Ohio.

Employers Holdings, Inc., headquartered in Reno, Nevada, through its subsidiaries, provides workers' compensation insurance coverage to select small businesses in low to medium hazard industries. The company provides insurance throughout the United States.

ESCO Technologies Inc., headquartered in St. Louis, Missouri, is a producer of engineered products and systems for industrial and commercial applications sold to customers worldwide.

Green Dot Corporation (Class A), headquartered in Pasadena, California, is engaged in prepaid financial services providing money management solutions to consumers in the United States. The company offers general purpose reloadable prepaid debit cards through a network of retail stores throughout the United States.

Griffon Corporation, headquartered in New York, New York, is a diversified manufacturer with operations in building products, electronic information and communication systems, and specialty plastic films.

Hanmi Financial Corporation, headquartered in Los Angeles, California, is a financial holding company. Through its subsidiaries, the company provides general business banking products and services and a complete line of insurance products in the United States.

HomeStreet, Inc., headquartered in Seattle, Washington, is a diversified financial services company. The company offers deposit and investment products and cash management services. The company's products include portfolio loans and insurance products among others.

ICF International, Inc., headquartered in Fairfax, Virginia, together with its subsidiaries, provides management, technology and policy consulting and implementation services to government, commercial, and international clients. The company conducts research on critical policy, industry issues and trends as well as identifying and implementing technology systems, among other services.

Inogen, Inc., headquartered in Goleta, California, develops, manufactures and markets portable oxygen concentrators for patients, physicians, other clinicians and third-party customers worldwide.

Insight Enterprises, Inc., headquartered in Tempe, Arizona, sells microcomputers, peripherals and software mainly to small and medium-sized businesses and government clients worldwide. The company deploys and manages technology solutions to assist clients in managing and securing their information technology environments.

Insperity, Inc., headquartered in Kingwood, Texas, provides benefits and payroll administration plans to small and medium-sized businesses. The company's system also includes medical and worker's compensation insurance programs, employer liability management, personnel records management and employee recruiting.

Insteel Industries, Inc., headquartered in Mount Airy, North Carolina, together with its subsidiaries, produces steel wire reinforcing products for construction applications. The company sells its products through sales representatives both in the United States and internationally.

Ixia, headquartered in Calabasas, California, provides various hardware and software performance and security resilience solutions to global organizations. The company's products include chassis, interface cards and network visibility solutions, as well as software used for automated and targeted delivery and functionality and performance testing. The company provides technical support and software maintenance services to its customers.

KB Home, headquartered in Los Angeles, California, constructs and sells a variety of residential properties in several states, primarily targeting first-time and move-up homebuyers. The company also provides property and casualty insurance, and mortgage and title services.

Knoll, Inc., headquartered in East Greenville, Pennsylvania, designs, manufactures, markets, and sells a variety of accessories and furnishings throughout North America.

MaxLinear, Inc. (Class A), headquartered in Carlsbad, California, provides integrated, radio-frequency and mixed-signal circuits for broadband communication, metro and long-haul transport network applications worldwide. The company offers receivers and receiver systems that enable the display of broadband video content in various electronic devices.

MeetMe, Inc., headquartered in New Hope, Pennsylvania, owns and operates a social network for meeting new people on the Web and on mobile platforms. The company provides users with access to resources that promote social interaction, information sharing and other topics, and it also offers online marketing capabilities.

Mercury Systems, Inc., headquartered in Chelmsford, Massachusetts, designs, manufactures and sells open sensor processing systems and services. The systems are used in critical commercial, defense and intelligence applications. The company markets its products worldwide.

Merit Medical Systems, Inc., headquartered in South Jordan, Utah, is engaged in the manufacture and marketing of products used in cardiology and radiology procedures. The company's products include inflation devices, thrombolytic infusion catheters, guide wires, fluid dispensing systems and angiography accessories. The company sells its products worldwide.

Navigant Consulting, Inc., headquartered in Chicago, Illinois, is an independent consulting firm specializing in litigation, financial, restructuring, operational and energy consulting services. The company focuses on government agencies, large companies facing risk or significant change, and legal counsel.

Neenah Paper, Inc., headquartered in Alpharetta, Georgia, produces fine papers, packaging and technical products primarily in the United States, Canada, and Europe. The company's technical products include filtration media and materials used for industrial backings, labels and a variety of other end markets.

Nutrisystem, Inc., headquartered in Fort Washington, Pennsylvania, operates an online weight management community. The company provides online counseling, fitness products, and individual diet and exercise plans. Meal replacement products are also available through retail outlets.

Pacific Premier Bancorp, Inc., headquartered in Irvine, California, operates as a bank holding company for Pacific Premier Bank. The company provides banking services including cash management, electronic banking services and loan products to businesses, professionals, real estate investors and non-profit organizations in Southern California.

Progenics Pharmaceuticals, Inc., headquartered in New York, New York, is a biopharmaceutical company that develops innovative medicines for oncology. The company's clinical development efforts focus on late-stage oncology assets.

RE/MAX Holdings, Inc. (Class A), headquartered in Denver, Colorado, operates as a franchisor of residential and commercial real estate brokerage services in the United States and internationally. The company offers its real estate franchise services under the RE/MAX brand name.

Rogers Corporation, headquartered in Rogers, Connecticut, manufactures specialty materials for applications in the wireless communications, computer, transportation, imaging and consumer markets. The company provides its services globally.

Rush Enterprises, Inc. (Class A), headquartered in New Braunfels, Texas, operates as a retailer of transportation and construction equipment. The company also provides parts, maintenance and related services.

Shenandoah Telecommunications Company, headquartered in Edinburg, Virginia, a diversified telecommunications company, provides regulated and unregulated telecommunications services to end-user customers and other communications providers in the southeastern United States.

Standard Motor Products, Inc., headquartered in Long Island City, New York, manufactures replacement parts and automotive related items for the automotive industry. The company's products include ignition and electrical parts, emission and engine controls, sensors, battery cables, clutches, blower motors, condensers, and hoses, among others. The company sells its products primarily throughout the United States and Canada.

TASER International, Inc., headquartered in Scottsdale, Arizona, engages in the development and manufacture of electronic control devices for use in law enforcement, corrections, private security, and personal defense.

US Ecology, Inc., headquartered in Boise, Idaho, together with its subsidiaries, provides treatment, disposal and recycling of hazardous, non-hazardous and radioactive waste. Services also include transportation, packaging and remediation for waste generated by various industries, universities and hospitals.

Winnebago Industries, Inc., headquartered in Forest City, Iowa, manufactures motor homes and self-contained recreation vehicles used in leisure travel and outdoor recreation activities.

WSFS Financial Corporation, headquartered in Wilmington, Delaware, provides financial services through its subsidiary Wilmington Savings Fund Society, FSB. Services are delivered through a network of offices in Delaware, Pennsylvania, Virginia and Nevada.


                    Value Line(R) Target 25 Strategy Stocks


ABB Ltd (ADR), headquartered in Zurich, Switzerland, is a global provider of power and automation technologies for industrial and utility customers. The company's products include circuit breakers, capacitors, land and submarine cables, alternating and direct current transmission systems, fuses and relays.

America Movil, S.A.B. de C.V. (ADR), headquartered in Mexico City, Mexico, provides wireless communications services in Mexico and internationally. The company offers mobile and fixed voice services, including airtime, public telephony services, local, long-distance services, and network interconnection services.

Core Laboratories N.V., headquartered in Amsterdam, the Netherlands, provides proprietary and patented reservoir description, production enhancement and reservoir management services to the oil and gas industry. The company also manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems.

Covanta Holding Corporation, headquartered in Morristown, New Jersey, through its subsidiaries, provides waste disposal and energy services to municipal entities throughout North America. The company owns and operates energy-from-waste facilities. The company also provides property and casualty insurance services in California.

Dril-Quip, Inc., headquartered in Houston, Texas, manufactures offshore drilling and production equipment. The company's equipment consists of subsea, surface, and offshore rig equipment for use by oil and gas companies throughout the world. The company also provides installation and reconditioning services, as well as running tool rental.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers throughout the United States and operates interstate pipelines that deliver natural gas to various regions of the country. The company also markets electricity, natural gas and natural gas liquids.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO, BGE and other subsidiaries. The company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation and wind and solar facilities.

Fossil Group, Inc., headquartered in Richardson, Texas, is engaged in the design, development, marketing and distribution of watches, fashion accessories, apparel and other products.

Frontline Ltd., headquartered in Hamilton, Bermuda, through subsidiaries, engages primarily in the ownership and operation of oil tankers. In addition to the transportation of crude oil, the company is also involved in the charter, purchase and sale of vessels.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Imperial Oil Limited, headquartered in Calgary, Canada, explores for, produces and refines natural gas and petroleum products throughout Canada. The company also manufactures petrochemicals.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending and distribution of crop nutrient and animal feed products worldwide.

National Instruments Corporation, headquartered in Austin, Texas, supplies computer-based instrumentation hardware and software products for engineers and scientists. The company provides flexible application software and modular hardware that users combine with computers, networks and the Internet to create computer-based measurement and automation systems.

Nordstrom, Inc., headquartered in Seattle, Washington, is a retailer of apparel and fashion accessories for men, women and children. The company operates stores in the United States under the "Nordstrom" and "Nordstrom Rack" brand names.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Regis Corporation, headquartered in Edina, Minnesota, operates and franchises hair and retail product salons under the names "Regis Salons," "Supercuts," "MasterCuts" and "SmartStyle." The company operates salons worldwide.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Seadrill Limited, headquartered in Hamilton, Bermuda, is an offshore deepwater drilling company operating in over fifteen countries on five continents.

Speedway Motorsports, Inc., headquartered in Concord, North Carolina, owns and operates Atlanta Motor Speedway, Bristol Motor Speedway, Las Vegas Motor Speedway and Texas Motor Speedway. The company is also a promoter, marketer and sponsor of motorsports activities in the United States.

Teekay Corporation, incorporated in the Marshall Islands and headquartered in Hamilton, Bermuda, provides international petroleum products and crude oil transportation services to major oil companies and oil traders, and government agencies. Services are provided through a fleet of medium size oil tankers worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

United Technologies Corporation, headquartered in Hartford, Connecticut, through its subsidiaries, manufactures and markets aircraft jet engines, spare parts, elevators, escalators, heating, ventilating and air conditioning equipment, as well as helicopters and aerospace systems.

Viacom Inc. (Class B), headquartered in New York, New York, operates as an entertainment content company in the United States and internationally. The company operates in two segments, Media Networks and Filmed Entertainment. The company also sells content through download-to-own, download-to-rent, DVDs and Blu-ray discs, video-on-demand, pay television and subscription video-on-demand, streaming, broadcast television, basic cable television and syndicated television, as well as other exhibitors, such as airlines and hotels.

Weight Watchers International, Inc., headquartered in New York, New York, is a provider of weight control programs. The company operates through a network of company-owned and franchised operations. Members attend meetings to receive group support and education about healthy eating patterns, behavior modification and physical activity.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A.  Bonding Arrangements of Depositor:

        First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet

        The Prospectus

        The signatures

        Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 6470, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039 and FT 5415 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 6470, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 9, 2017.

                                               FT 6470

                                               By  FIRST TRUST PORTFOLIOS L.P.
                                                   Depositor



                                               By  Elizabeth H. Bull
                                                   Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


     Name                      Title*                           Date

James A. Bowen   Director of The Charger Corporation,    ) January 9, 2017
                 the General Partner of First Trust      )
                 Portfolios L.P.                         )
                                                         ) Elizabeth H. Bull
                                                         ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-214379 on Form S-6 of our report dated January 9, 2017, relating to the financial statements of FT 6470, comprising Dow(R) Target 5 1Q '17 - Term 4/9/18 (The Dow(R) Target 5 Portfolio, 1st Quarter 2017 Series); Dow(R) Target Dvd. 1Q '17 - Term 4/9/18 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2017 Series); Global Target 15 1Q '17 - Term 4/9/18 (Global Target 15 Portfolio, 1st Quarter 2017 Series); S&P Target 24 1Q '17 - Term 4/9/18 (S&P Target 24 Portfolio, 1st Quarter 2017 Series); S&P Target SMid 60 1Q '17 - Term 4/9/18 (S&P Target SMid 60 Portfolio, 1st Quarter 2017 Series); Target Divsd. Dvd. 1Q '17 - Term 4/9/18 (Target Diversified Dividend Portfolio, 1st Quarter 2017 Series); Target Dbl. Play 1Q '17 - Term 4/9/18 (Target Double Play Portfolio, 1st Quarter 2017 Series); Target Focus 4 1Q '17 - Term 4/9/18 (Target Focus Four Portfolio, 1st Quarter 2017 Series); Target Global Dvd. Leaders 1Q '17 - Term 4/9/18 (Target Global Dividend Leaders, 1st Quarter 2017 Series); Target Growth 1Q '17 - Term 4/9/18 (Target Growth Portfolio, 1st Quarter 2017 Series); Target Triad 1Q '17 - Term 4/9/18 (Target Triad Portfolio, 1st Quarter 2017 Series); Target VIP 1Q '17 - Term 4/9/18 (Target VIP Portfolio, 1st Quarter 2017 Series); and Value Line(R) Target 25 1Q '17 - Term 4/9/18 (Value Line(R) Target 25 Portfolio, 1st Quarter 2017 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 9, 2017


                                       S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                       S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 6470 and certain subsequent Series, effective January 9, 2017 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                       S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York (state and city) tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                       S-7